August 12, 2010

Mr. Andrew Mew
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	ZBB Energy Corporation
Form 10-K/A for the Fiscal Year Ended June 30, 2009
Filed February 12, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
File No. 001-33540

Dear Mr. Mew:

Attached are our responses to the staff’s letter dated August 9,2010 regarding Form 10-K/A for the fiscal year ended June 30, 2009 filed February 12, 2010 and Form 10-Q for the quarterly period ended March 31, 2010 filed by ZBB Energy Corporation (the “Company”).

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me directly at (262) 253-9800 x114 should you have any questions regarding our responses.

Sincerely,

/s/  Scott W. Scampini

Scott W. Scampini, Chief Financial Officer

N93 W14475 Whittaker Way	PO Box 2047
Menomonee Falls WI 53051		Kardinya WA 6163
Tel: (262) 253 9800 Fax: (262) 253 9822	240 Barrington Street
Bibra Lake WA 6163
Tel: (08) 9494 2055 Fax: (08) 9494 2066

www.zbbenergy.com

Responses of ZBB Energy Corporation to
SEC Comment Letter Dated August 9, 2010

Form 10-K/A for Fiscal Year Ended June 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 32

1.
We note your response to comment one from our letter dated June 25, 2010 and that you have determined the AEST contract is a research and development funding agreement not a collaborative agreement as currently disclosed.  With regards to your proposed disclosure addressing 1) your accounting policy for recognition of government funding and 2) specific information related to the AEST Contract, please include the following:

•      Disclose the terms of the AEST contract.

It is not clear how the objectives of the contract that you currently propose to disclose relate to your performance or obligations under the contract. Further, you disclose that the funding is toward development costs and include the production and delivery of an energy storage system.  We assume the energy storage system delivered is transferred to Commonwealth Scientific and Industrial Research Organization's ("CSIRO") Newcastle Energy Centre in New South Wales.  If not, please advise us of the terms of use by CSIRO, whether you have capitalized the energy storage system and expand your disclosure accordingly. Please refer to FASB ASC 730-20-50 for disclosure required for research and development arrangements.

•      File as an exhibit your AEST contract.

We note your incorporation by reference of Exhibit 10.2 filed with Form 8-K on July 11, 2007.  We do see an exhibit filed with the Form 8-K referenced. Please advise us of the date the contract was filed or include it with your current report.

Company Response:

The energy storage system that was developed under the AEST contract was physically delivered to the contract site at the Commonwealth Scientific and Industrial Research Organization's ("CSIRO") Newcastle Energy Centre in New South Wales and was utilized as part of a research and development project for demonstration, testing and monitoring, and preparation of a system performance report.  However, title to the system remained with the Company at all times during and after the contract period.  We did not capitalize the prototype energy storage system that was developed.

The AEST contract is attached as exhibit A to this letter.  We will also file the AEST contract as an exhibit to our 10-K for the year ended June 30, 2010.

We propose to revise the disclosures of the AEST contract payments revenue recognition policy and the terms of the contract in future filings based on our assessment and analysis of materiality as follows:

Analysis of Materiality:

The Company conducted an analysis of materiality of the AEST contract disclosure changes under Staff Accounting Bulletin No. 99 (“SAB 99”) and Staff Accounting Bulletin No. 108 (“SAB 108”).

In accordance with SAB 99, an item is material is there is a substantial likelihood that a reasonable investor would consider it important (i.e., the item would have significantly altered the “total mix” of information available).  SAB 99 recognizes that the size of an error does not determine its materiality.  Instead, the Company must view the facts in the context of the “surrounding circumstances” and consider both quantitative and qualitative factors in assessing materiality.

The Company’s historical financial statements (the “Financial Statements”) were misstated to the extent they incorrectly disclosed the AEST contract revenue recognition method and failed to adequately describe certain contract terms for the AEST contract.  The Company would be required to amend the Financial Statements if these misstatements (the “misstatements”) are material.  Conversely the Company would not be required to amend the Financial Statements if the misstatements are not material.

Quantitative Analysis

There was no quantitative effect of the change in the AEST contract disclosures on the Company’s historical financial statements.

Qualitative Analysis

In the judgment of management, the significant qualitative factors relevant to the materiality analysis are: the nature of the misstatement; and, most importantly, the primary focus of investors when evaluating the Company.

Nature of the misstatement:

The nature of the misstatement is the disclosure related to revenue recognition for the AEST contract was incorrectly described and the terms of the contract were not adequately disclosed.

Investor Focus:

Receiving government funding for product development through the AEST contract was a significant positive event for the Company.  However, the precise description of the revenue recognition method for the AEST contract payments would not be viewed as material to investors.  When the Company entered into the AEST contract, it disclosed the amount of government funding expected in each of the three years in the contract period, and in its Forms 10-K the Company disclosed the total amount of funding to be received under the contract.

The Company does not believe the engineering and development line items and the related revenue recognition accounting method disclosure and contract term disclosures are a focus for investors.  Instead, investors are primarily focused on product sales, expenses and cash position, none of which were impacted by the misstatements.

Other Qualitative Factors:

Other qualitative factors considered by the Company are as follows:

•
It is not believed there was any intent on the part of anyone involved in the revenue recognition process to deceive management, the board of directors, the Company’s auditors, or the public, or to intentionally fail to properly disclose revenue recognition methods or the terms of the contract.

•	The misstatement does not mask a change in earnings or other trends.
•	The misstatement does not hide a failure to meet analysts' consensus expectations for the enterprise.
•	The misstatement does not change a loss into income or vice versa.
•	The misstatement does not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.
•	The misstatement does not affect the Company's compliance with regulatory requirements.
•	The misstatement does not affect the Company's compliance with loan covenants or other contractual requirements.
•	The misstatement does not have the effect of increasing management's compensation.

Conclusion

Based on the analyses set forth above, the Company has concluded that the changes to the revenue recognition method disclosure and contract terms disclosures are not material.  Therefore, the Company’s conclusion is not to amend the Financial Statements. Based on the Company’s unique situations and circumstances as outlined in the above section captioned “Investor Focus,” the Company believes that a reasonable investor would not consider the information important.

In response to comment 1, the Company intends to correct the disclosures regarding the AEST contract in the Company’s financial statements for the year ended June 30, 2010 to be included in its Form 10-K for such year.

We plan to update our disclosure in future filings as follows:

Revenues from government funded research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Government funded research and development contracts are generally multi-year, cost-reimbursement and/or cost-share type contracts. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract.

On June 29, 2007, ZBB Technologies Ltd (“ZBB Technologies”), an Australian subsidiary of ZBB Energy Corporation (the “Company”), and the Commonwealth of Australia (the “Commonwealth”) represented by and acting through the Department of Environment and Water Resources (the “Department”), entered into an agreement for project funding under the Advanced Electricity Storage Technologies (“AEST”) program (the “Agreement”) whereby the Department agreed to provide funding to ZBB Technologies for the development of an energy storage system that will be used to demonstrate the storage and supply of renewable energy generated from photovoltaic solar panels and wind turbines already operational at the Commonwealth Scientific and Industrial Research Organization’s (“CSIRO”) Newcastle Energy Centre in New South Wales, Australia.

The Agreement provides for a three year term under which the Commonwealth will provide $2.5 million (A$3.1 million) in project funding over several periods, totaling $1.35 million in year one, $1.01 million in year two and $0.24 million in year three, as certain development progress “milestones” are met by ZBB Technologies to the satisfaction of the Commonwealth.

The Agreement is subject to early termination or a reduction in scope by the Commonwealth at any time or in the event of a default by ZBB Technologies.  If the Commonwealth decides to terminate early or reduce the scope of the Agreement, the Commonwealth will be liable to ZBB Technologies for the amount of funds that have been legally committed by ZBB Technologies in accordance with the Agreement.  However, the Commonwealth is entitled to recover any part of the funds which have not been legally committed by ZBB Technologies.  The Commonwealth will also be liable for reasonable costs of termination or reduction in scope incurred by ZBB Technologies attributable to such action.

ZBB Technologies has agreed to indemnify the Commonwealth against any loss or liability incurred by the Commonwealth, including loss or expenses incurred in dealing with any claim against the Commonwealth arising from the use of materials provided by ZBB Technologies under the Agreement and any breach of the Agreement by ZBB Technologies.  The extent of liability is reduced proportionately by any fault of the Commonwealth.

The Company owns any assets, including battery storage systems, acquired with the funding from the contract.  The Company grants the government of Australia a free, non-exclusive license to intellectual property created in the project for their own internal use.

The AEST project has total budgeted expenditure for operating and capital items of approximately $4.7 million (A$5.9 million) exclusive of any Australian taxes. The Company’s contribution of approximately $2.3 million (A$2.8 million) is the value of any cash and in-kind contributions provided to the project by the Company in undertaking the project activities. The Australian Government is providing the project funding of approximately $2.5 million (A$3.1 million) to be paid in accordance with the completion of contracted project milestones and subject to the Company’s compliance with project reporting requirements and demonstrating that the funds already provided to it have been fully spent or will be fully spent in the near future.  The Company has fulfilled its required contributions to the project in cash and in-kind contributions as of June 30, 2010.  As of June 30, 2010, the Company has received $            * in total payments from the Australian Government for milestones achieved to date.

Included in Engineering and Development revenues and costs of Engineering and development revenues were $          * and $           *, respectively, for the year ended June 30, 2010, and $984,807 and $1,843,824 respectively for the year ended June 30, 2009, related to the AEST contract.  There are no additional costs for the Company to incur subsequent to June 30, 2010.

*Amounts will be included in the 10K for the year ended June 30, 2010.

2.	Please refer to comment three from our letter dated June 25, 2010 and your proposed disclosure as of June 30, 2009 and 2010.

•	Tell us and disclose the total costs incurred at March 31, 2010.

In the event total accumulated costs under the contract exceed the total budgeted expenditure of $4.7 million, please include disclosure explaining the reasons for the additional costs and whether all of the costs were absorbed by you.

•	Tell us the costs incurred subsequent to March 31, 2010,

Company Response:

The total costs under the AEST contract incurred at March 31, 2010 were $4,509,506. Costs incurred under the contract during the quarter ended June 30, 2010 were $267,951.  Total AEST contract costs were $4,777,457.  Costs in excess of $4.7 million were absorbed by the Company.

As described in the proposed disclosure in item one above, there are no additional costs to be incurred under the AEST contract subsequent to June 30, 2010.

Exhibit A – “AEST Contract”

FUNDING AGREEMENT
BETWEEN
COMMONWEALTH OF AUSTRALIA
as represented by and acting through the Department of the
Environment and Water Resources ABN 34 190 894 983
AND
ZBB Technologies Ltd
ABN 57 008 958 254
in relation to funding for the
Advanced Electricity Storage Technologies programme

FUNDING AGREEMENT

BETWEEN

COMMONWEALTH OF AUSTRALIA
as represented by and acting through the Department of the
Environment and Water Resources ABN 34 190 894 983
AND

ZBB Technologies Ltd

ABN 57 008 958 254

in relation to funding for the

Advanced Electricity Storage Technologies programme

Table of Contents

PARTIES		4
PURPOSE		4
1.	INTERPRETATION	4
2.	TERM OF THIS AGREEMENT	10
3.	OTHER AUSTRALIAN GOVERNMENT FUNDING	10
4.	PAYMENT	11
5.	MANAGEMENT OF FUNDING	11
6.	ORGANISATION’S CONTRIBUTIONS AND OTHER CONTRIBUTIONS	14
7.	ASSETS	15
8.	RECORDS	17
9.	REPORTING	18
10	TAXES, DUTIES AND GOVERNMENT CHARGES	20
11.	AUSTRALIAN GOVERNMENT MATERIAL	21
12.	INTELLECTUAL PROPERTY	21
13.	CONFIDENTIAL INFORMATION	23
14.	PROTECTION OF PERSONAL INFORMATION	25
15.	INDEMNITY	26
16.	INSURANCE	27
17.	CONFLICT OF INTEREST	27
18.	ACCESS TO PREMISES AND RECORDS	28
19.	DELAY	29
20.	TERMINATION WITH COSTS	29
21.	TERMINATION FOR DEFAULT	31
22.	SUBCONTRACTING	33
23.	ACKNOWLEDGMENT AND PUBLICITY	34
24.	SPECIFIED PERSONNEL	34
25.	COMPLIANCE WITH LAWS AND OUR POLICIES	35
26.	NEGATION OF LEGAL RELATIONSHIP OF EMPLOYMENT, PARTNERSHIP AND AGENCY	35
27.	ENTIRE AGREEMENT, VARIATION AND SEVERANCE	35
28.	WAIVER	36
29.	ASSIGNMENT AND NOVATION	36
30.	CORPORATE GOVERNANCE	36
31.	FUNDING PRECONDITION	36
32.	DISPUTE RESOLUTION	37
33.	APPLICABLE LAW AND JURISDICTION	38
34.	LIAISON AND MONITORING	38

Department of the Environment and Water Resources Funding Agreement

35.	NOTICES	38
36.	COMPLIANCE WITH THE NATIONAL CODE OF PRACTICE FOR THE CONSTRUCTION INDUSTRY	39
37.	REVIEW	41
38.	ANIMAL ETHICS	41
SCHEDULE		42
EXECUTION CLAUSES		52

Department of the Environment and Water Resources Funding Agreement

PARTIES

COMMONWEALTH OF AUSTRALIA (‘Commonwealth’), as represented by and acting through the Department of the Environment and Water Resources ABN 34 190 894 983 (‘the Department’)

AND

ZBB Technologies Ltd ABN 57 008 958 254, (‘the Organisation’) a company registered under the Corporations Act 2001 and having its registered office at 240 Barrington Street Bibra Lake WA.

PURPOSE

The Advanced Electricity Storage Technologies (AEST) program objective is to maximise the value of renewable energy from intermittent electricity generation through the development and application of energy storage technologies for on-grid megawatt size storage for large renewable energy systems, on-grid kilowatt size storage for household photovoltaic electricity systems and remote area power supplies and other renewable electricity applications.

B.
The Organisation is committed to helping achieve the AEST programme objective through its conduct of the Project Activities contained in their AEST Final Application dated 24 November 2006 and attached to this agreement at Annexure A.

C.
As a result of this commitment, the Commonwealth has agreed to support the Project Activities and the achieving of the Objectives by providing Funding to the Organisation, subject to the terms and conditions of this Agreement.

D.	The Commonwealth is required by law to ensure accountability for public money, and to be accountable for all Funds it provides.

E.	The Organisation agrees to accept the Funding for the purposes, and subject to the terms and conditions, set out in this Agreement.

   1.              INTERPRETATION

   1.1             In this Agreement, unless the contrary intention appears:

‘ABN’ has the same meaning as it has in section 41 of the A New Tax System (Australian Business Number) Act 1999 (Cth);

‘Activity’ means the activity described in the Schedule, which aims to fulfil one or more of the goals of the Program, and includes the provision of Activity Material;

‘Activity Generated Income’ means any income earned or generated by the Organisation from its use of the Funding, including:
(a)	interest earned from the investment of the Funds;
(b)
where the proceeds of insurance paid to the Organisation to replace an Asset exceed the amount actually paid by the Organisation to replace the Asset - the proportion of that excess that reflects the proportion of the total cost of acquiring the Asset that was met by the Funding; and

Department of the Environment and Water Resources Funding Agreement

(c)	the proportion of any income received by the Organisation as a result of its use of an Asset that reflects the proportion of the total cost of acquiring the Asset that was met by the Funding;

‘Activity Material’ means all Material:

(i)	brought into existence for the purpose of performing the Activity;

(ii)	incorporated in, supplied or required to be supplied along with the Material referred to in paragraph (i); or

(iii)	copied or derived from Material referred to in paragraphs (i) or (ii);

‘Activity Period’ means the period specified in the Schedule during which the Activity must be completed;

‘Adjustment Note’ has the meaning given in section 195-1 of the GST Act;

‘Advisers’ means a Party’s agents, contractors or advisers engaged in the performance or management of this Agreement;

‘Agreement’ means this document and includes any Schedules and Annexures;

‘Annexure’ means an annexure to the Schedule; ‘Approved Auditor’ means a person who is:
(a)	registered as a company auditor under the Corporations Act 2001, or a member of the Institute of Chartered Accountants in Australia, or of CPA Australia or the National Institute of Accountants; and

(b)
not a principal, member, shareholder, officer or employee of the Organisation’s or of a related body corporate as defined in section 9 of the Corporations Act 2001 or the Organisation’s Qualified Accountant;

‘Asset’ means any item of tangible property, purchased, leased, created or otherwise brought into existence wholly, or in part, with the use of the Funds, which has a value of over $5,000 inclusive of GST, but does not include Activity Material;

‘Auditor-General’ means the office established under the Auditor-General Act 1997 (Cth) and includes any other entity that may, from time to time, perform the functions of that office;

‘Australian Accounting Standards’ refers to the standards of that name maintained by the Australian Accounting Standards Board created by section 226 of the Australian Securities and Investments Commission Act 2001 (Cth);

Department of the Environment and Water Resources Funding Agreement

‘Australian Auditing Standards’ refers to the standards of that name maintained by the Australian Auditing and Assurance Standards Board created by section 227A of the Australian Securities and Investments Commission Act 2001 (Cth);

‘Australian Government Material’ means any Material provided by the Commonwealth to the Organisation for the purposes of this Agreement or which is copied or derived from Material so provided, except for Activity Material;

‘Budget’ refers to a budget for expenditure of the Funding for the purposes of conducting the Activity or performing obligations under this Agreement, as stipulated in the Schedule;

‘Business Day’ means in relation to taking any action in a place, any day other than a Saturday, Sunday or public holiday in that place;

‘Commonwealth’ means the Commonwealth of Australia;

‘Completion Date’ means, unless a date is specified in the Schedule, the day after the Organisation has done all that it is required to do under this Agreement to the Department’s satisfaction;

‘Confidential Information’ means:

(a)	the information described in the Schedule; and

(b)	information that is agreed between the Parties after the Date of this Agreement as constituting Confidential Information for the purposes of this Agreement.

‘Conflict’ refers to a conflict of interest, or risk of a conflict of interest, or an apparent conflict of interest arising through the Organisation engaging in any activity or obtaining any interest that is likely to conflict with or restrict the Organisation in providing the Activity to the Commonwealth fairly and independently;

‘Constitution’ means (depending on the context):

(a)	a company’s constitution, which (where relevant) includes any rules and amendments that are part of the company’s constitution; or

(b)	in relation to any other kind of body:

(i)	the body’s charter, rules or memorandum; or

(ii)	any instrument or law constituting or defining the constitution of the body or governing the activities of the body or its members;

‘Date of this Agreement’ means the date written on the execution page of this Agreement, and if no date or more than one date is written there, then the date on which this Agreement is signed by the last Party to do so;

Department of the Environment and Water Resources Funding Agreement

‘Department’ means the Commonwealth Department of the Environment and Water Resources (or any other Commonwealth department or agency that is, from time to time, responsible for the administration of this Agreement) and the delegates, officers, employees and agents of that Department;

‘Depreciated’ means the amount representing the reduction in value of an Asset calculated in accordance with Australian Accounting Standards;

‘Existing Material’ means all Material in existence prior to the Date of the Agreement:

(a)	incorporated in;

(b)	supplied with, or as part of; or

(c)	required to be supplied with, or as part of; the Activity Material;

‘Financial Year’ means each period from 1 July to the following 30 June occurring during the Activity Period, or any part of such a period occurring at the beginning or end of the Activity Period;

‘Funding’ or ‘Funds’ means the amount or amounts (in cash or kind) payable under this Agreement by the Commonwealth as specified in the Schedule, including Activity Generated Income;

‘GST’ has the meaning given in section 195-1 of the GST Act;

‘GST Act’ means the A New Tax System (Goods and Services Tax) Act 1999 (Cth);

‘Guidelines’ refers to the guidelines for the Program, if any, as described in the Schedule;

‘Input Tax Credit’ has the meaning given in section 195-1 of the GST Act;

‘Intellectual Property Rights’ includes all copyright (including rights in relation to phonograms and broadcasts), all rights in relation to inventions (including patent rights), plant varieties, registered and unregistered trademarks (including service marks), designs, circuit layouts, and all other rights resulting from intellectual activity in the industrial, scientific, literary or artistic fields but does not include Moral Rights, the rights of performers or rights in relation to Confidential Information;

‘Interest’ means interest calculated at an interest rate equal to the general interest charge rate for a day pursuant to section 8AAD of the Tax Administration Act 1953 (Cth), plus 1%, on a daily compounding basis;

‘Material’ means the subject matter of any category of Intellectual Property Rights and includes documents, equipment, software (including source code and object code), goods, information and data stored by any means including all copies and extracts of the same;

Department of the Environment and Water Resources Funding Agreement

‘Milestone’ means a stage of completion of the Activity set out in the Schedule;

‘Moral Rights’ includes the following rights of an author of copyright Material:

(a)	the right of attribution of authorship;

(b)	the right of integrity of authorship;

(c)	the right not to have authorship falsely attributed;

‘Objectives’ means the objectives described in the Schedule, which are the agreed results the Organisation must achieve;

‘Organisation’ means ZBB Technologies Ltd ABN 57 008 958 254 and, where the context admits, includes the Organisation’s officers, employees, agents, volunteers and subcontractors and its successors;

‘Organisation’s Contributions’ means the contributions, if any, specified in the Schedule that are provided by the Organisation for the purposes of the Activity;

‘Other Contributions’ means the financial or in-kind resources (with in-kind resources valued at cost), other than the Funding or any Organisation’s Contributions, which are specified in the Schedule and are used by the Organisation for the Activity;

‘Party’ means a party to this Agreement;

‘Personal Information’ has the same meaning as under the Privacy Act, which currently is information or an opinion (including information or an opinion forming part of a data base), whether true or not, and whether recorded in a material form or not, about an individual whose identity is apparent, or can reasonably be ascertained, from the information or opinion;

‘Principles’ refers to the principles of the Program, if any, as described in the Schedule;

‘Privacy Act’ refers to the Privacy Act 1988 (Cth);

‘Privacy Commissioner’ means the Office of the Privacy Commissioner established under the Privacy Act and includes any other entity that may, from time to time, perform the functions of that Office;

‘Program’ means the part of the Department’s operations specified in the Schedule under which the Commonwealth is able to give the Funding to the Organisation;

‘Qualified Accountant’ means a person who is a member of the Institute of Chartered Accountants in Australia, or of CPA Australia or the National Institute of Accountants;

‘Records’ includes documents, information and data stored by any means and all copies and extracts of the same;

Department of the Environment and Water Resources Funding Agreement

‘Report’ means Activity Material that is provided to the Department for reporting purposes on matters as stipulated in the Schedule;

‘Schedule’ refers to the schedule to this Agreement and may include Annexures and incorporate other documents including by reference;

‘Specified Personnel’ means the personnel (whether the Organisation’s officers, employees or subcontractors), or people with specific skills, specified in the Schedule as personnel required to undertake the Activity or any part of the work constituting the Activity;

‘Tax Invoice’ has the meaning given in section 195-1 of the GST Act;

‘Taxable Supply’ has the meaning given in section 195-1 of the GST Act;

‘Term of this Agreement’ refers to the period described in subclause 2.1;

‘Third Party Interest’ means any legal or equitable right, interest, power or remedy in favour of any person other than the Organisation or the Commonwealth in connection with the Agreement, including, without limitation, any right of possession, receivership, control or power of sale, and any mortgage, charge, security or other interest;

‘Undepreciated’ in relation to the value of an Asset, means the value of the Asset which has not been Depreciated;

1.2	In this Agreement, unless the contrary intention appears:

(a)	words in the singular number include the plural and words in the plural number include the singular;

(b)	words importing a gender include any other gender;

(c)	words importing persons include a partnership and a body whether corporate or otherwise;

(d)	all references to clauses are clauses in this Agreement;

(e)	all references to dollars are to Australian dollars and this Agreement uses Australian currency;

(f)
reference to any statute or other legislation (whether primary or subordinate) is to a statute or other legislation of the Commonwealth and, if it has been or is amended, modified or repealed and other legislation substituted, is a reference to that statute or other legislation as amended, modified or substituted;

(g)	an uncertainty or ambiguity in the meaning of a provision of this Agreement will not be interpreted against a Party just because that Party prepared the provision; and

(h)	where any word or phrase is given a defined meaning, any other part of speech or other grammatical form in respect of that word or phrase has a corresponding meaning.

Department of the Environment and Water Resources Funding Agreement

1.3 The Schedule (and Annexures and documents incorporated by reference, if any) form part of this Agreement. In the event of any conflict or inconsistency between any part of:

(a)	the terms and conditions contained in the clauses of this Agreement;

(b)	the Schedule;

(c)	the Annexures, if any;

(d)	other documents including those incorporated by reference, if any;

then the material mentioned in any one of paragraphs (a) to (d) of this subclause 1.3 has precedence over material mentioned in a subsequent paragraph, to the extent of any conflict or inconsistency.

2.	TERM OF THIS AGREEMENT

2.1	The Term of this Agreement commences on the Date of this Agreement and, unless terminated earlier, it expires on the Completion Date.

3.	OTHER AUSTRALIAN GOVERNMENT FUNDING

3.1 If the Organisation receives any funding (other than the Funding) from the Australian Government, a breach of any other arrangement (whether contractual or statutory) with the Commonwealth under which the Organisation receives Commonwealth funding may be regarded by the Department as a breach of this Agreement.

3.2 The Organisation must inform the Department in writing within 20 Business Days of entering into any other arrangement (whether contractual or statutory) under which the Organisation is entitled to receive funding from the Commonwealth.

3.3	Any payments under this Agreement may be deferred or suspended by the Department in whole or in part if:

(a)
the Organisation has outstanding or unacquitted moneys under any arrangement (whether contractual or statutory) with the Commonwealth, including between the Department and the Organisation, under which the Organisation receives Australian Government funding; or

(b)	financial statements that the Organisation provides to the Department as part of the Reports, or at the Department’s request, indicate that the Organisation currently has unspent Funds.

Notwithstanding such suspension or deferral of any payments, the Organisation must continue to perform any obligations under this Agreement, unless the Department agrees otherwise in writing.

Department of the Environment and Water Resources Funding Agreement

4.	PAYMENT

4.1 Subject to sufficient funds being available for the Program, and compliance by the Organisation with this Agreement (including the invoicing requirements, if any, specified in the Schedule) the Commonwealth will provide the Organisation with the Funding at the times and in the manner specified in the Schedule.

4.2 Without limiting its rights, the Commonwealth may withhold or suspend any payment in whole or in part until the Organisation has performed its obligations (including its obligations to provide any Reports or financial acquittals) under this Agreement to the satisfaction of the Department.

4.3 Notwithstanding any such withholding or suspension of any payments, the Organisation must continue to perform its obligations under this Agreement, unless the Department agrees otherwise in writing.

5.	MANAGEMENT OF FUNDING

5.1	The Organisation must carry out the Activity:

(a)	within the Activity Period and in accordance with this Agreement (including any applicable Principles and Guidelines);

(b)	diligently, effectively and to a high professional standard;

(c)	so as to meet the Milestones and timeframes, and any other performance requirements, for the Activity specified in the Schedule; and

(d)	in good faith so as to achieve the Objectives specified in the Schedule.

5.2 Where the Commonwealth is satisfied that the Organisation does not have the capacity to manage the Funding, the Commonwealth may immediately suspend, reduce or cease the release of Funding to the Organisation on providing the Organisation with written notice of this decision.

5.3 Where the Commonwealth is satisfied that the Activity (or part of the Activity) is unable to be performed by the Organisation in accordance with this Agreement, the Funding relating to the Activity (or part of the Activity) must be repaid to the Commonwealth upon demand.

5.4	The Funding must be spent by the Organisation only:

(a)           for the Activity;

(b)           in accordance with the Budget; and

(c)           in accordance with this Agreement.

5.5	The Organisation must:

(a)
ensure that the Funds are held in an account in the Organisation’s name, and which the Organisation solely controls, with an authorised deposit-taking institution authorised under the Banking Act 1959 (Cth) to carry on banking business in Australia;

Department of the Environment and Water Resources Funding Agreement

(b)	unless otherwise stated in the Schedule, ensure that the account referred to in paragraph 5.5(a) is:

(i)	established solely for the purposes of accounting for, and administering, any Funding provided by the Commonwealth to the Organisation under this Agreement; and

(ii)	separate from the Organisation’s other operational accounts;

(c)	notify the Department, in writing, prior to the receipt of any Funds, of details sufficient to identify the account;

(d) provide written notification to the authorised deposit-taking institution at which the account is established that the Funds are funds held for the purposes of the Activity and provide a copy of that notification to the Department;

(e)	provide the Department and the authorised deposit-taking institution with an authority for the Commonwealth to obtain any details relating to any use of the account;

(f)
if the account changes, notify the Department in writing within 10 Business Days of the change occurring providing the Department with details of the new account and comply with paragraph 5.5(e) above in respect to the new account;

(g)	unless the Organisation is a sole director company, ensure that at a minimum two signatories, who have the Organisation’s authority to do so, are required to operate the account; and

(h)	identify the receipt and expenditure of the Funds separately within the Organisation’s accounting Records so that at all times the Funds are identifiable and ascertainable.

5.6	The Organisation must keep financial accounts and Records relating to the Activity so as to enable:

(a)	all receipts and payments related to the Activity to be identified in the Organisation’s accounts and reported in accordance with this Agreement;

(b)	unless notified by the Commonwealth, the preparation of financial statements in accordance with Australian Accounting Standards including:

(i)	an income and expenditure statement for the Financial Year(s) to date compared with the Budget; and

Department of the Environment and Water Resources Funding Agreement

(ii) a schedule of the Assets acquired, sold, written-off or otherwise disposed of during the Financial Year(s) to date compared with the Budget; and

(c)	the audit of those Records in accordance with Australian Auditing Standards.

5.7 The Organisation must do all things necessary to ensure that all payments from the Funds that the Organisation makes to third parties are correctly made and properly authorised and that the Organisation maintains proper and diligent control over the incurring of all liabilities. Except with the Department’s prior written approval, the Organisation must not use any of the following as any form of security for the purpose of obtaining or complying with any form of loan, credit, payment or other interest:

(a)	the Funds;

(b)	this Agreement or any of the Commonwealth’s obligations under this Agreement; or

(c)	any Assets or Intellectual Property Rights in Activity Material.

5.8	If, at any time during the Term of this Agreement the Commonwealth determines that:

(a)	there remains an amount of Funding in the account referred to in paragraph 5.5(a) that has not been spent or legally committed for expenditure in accordance with this Agreement; or

(b)	Funds have not been spent in accordance with this Agreement; then at the Commonwealth’s discretion this amount must be:

(c)	refunded by the Organisation to the Commonwealth within 20 Business Days of a written notice from the Commonwealth; or

(d)	otherwise dealt with as directed in writing by the Commonwealth;

or the Commonwealth may reduce further payments of Funding to the Organisation by up to this amount.

5.9 If the Commonwealth notifies the Organisation that the amount is to be refunded to the Commonwealth and the amount is not refunded to the Commonwealth within 20 Business Days, Interest will accrue and be payable, unless the Commonwealth notifies the Organisation otherwise, on the amount after the expiry of the 20 Business Days, until the amount is paid in full.

5.10 If at the completion of the Activity Period the Organisation has Funds (which does not include those Funds legally committed for expenditure in accordance with this Agreement and which fall for payment thereafter), the Organisation must seek the Commonwealth’s agreement to retain the Funds and use them for purposes agreed by the Commonwealth.

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5.11 If the Commonwealth does not agree to the Organisation retaining the Funds under subclause 5.10, the Organisation must return the Funds to the Commonwealth within 20 Business Days of a notice requiring the Organisation to return the Funds and if the Funds are not refunded to the Commonwealth within 20 Business Days, Interest will accrue and be payable, unless the Commonwealth notifies the Organisation otherwise, on the amount outstanding after the expiry of the 20 Business Days, until the amount is paid in full.

5.12 Any amount owed to the Commonwealth under subclause 5.8, and any Interest owed under subclauses 5.9 or 5.11, will, without prejudice to any other rights available to the Commonwealth under this Agreement or at law or in equity, be recoverable by the Commonwealth as a debt due to the Commonwealth by the Organisation without further proof of the debt by the Commonwealth being necessary.

5.13 During the Term of this Agreement, the Organisation may make a transfer of Funds between expenditure items within the Budget subject to the following limitations:

(a)	the Organisation must seek approval in writing from the Department for any transfer that exceeds 10% of the total Funds for the Financial Year in which the transfer would occur; and

(b)	the total amount of transfers in any Financial Year shall not exceed 20% of the total Funds for that Financial Year.

5.14 The Commonwealth is not responsible for the provision of any money or resources in excess of the Funds. The Organisation accepts responsibility for the provision of any additional funds which may be required to complete the Activity.

5.15 The Organisation agrees to provide any security for the performance of its obligations under this Agreement as may be requested by the Commonwealth.

5.16	The operation of this clause 5 survives the expiration or earlier termination of the Term of this Agreement.

6.	ORGANISATION’S CONTRIBUTIONS AND OTHER CONTRIBUTIONS

6.1	The Organisation must provide the Organisation’s Contributions for the Activity.

6.2	It is a condition precedent to the payment of Funds under this Agreement that:

(a) the Organisation must ensure that the people (if any and other than the Commonwealth), identified in Item 3 of the Schedule, provide the Department with satisfactory written evidence that they will provide the Other Contributions, including the amounts to be provided, their due dates for each of these amounts and the terms and conditions of the provision of the Other Contributions; and

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(b)	the terms and conditions on which these Other Contributions are to be provided must be satisfactory to the Department.

6.3 The written confirmation referred to in subclause 6.2 must be provided to the Department within 20 Business Days of the Date of this Agreement, failing which this Agreement will be treated as void and as never having been entered into.

6.4	The Organisation must use all reasonable endeavours to obtain Other Contributions sufficient to enable the completion of the Activity.

6.5 If the Organisation is not able to provide the Organisation’s Contributions or obtain Other Contributions or provide or obtain them in time to enable completion of the Activity, then the Commonwealth may:

(a)	suspend payment of the Funds or an instalment of the Funds (as the case may be) until the Organisation’s Contributions are provided or the Other Contributions are received; or

(b)	terminate this Agreement in accordance with clause 21.

6.6 The Organisation must inform the Department in writing within 10 Business Days of entering into any arrangement (whether contractual or statutory) under which the Organisation is entitled to receive any additional monetary or in-kind contributions in respect of the Activity that are not identified in the Schedule. Any such additional contribution that the Organisation becomes entitled to receive after the Date of this Agreement constitute Other Contributions for the purposes of this Agreement (and the Schedule is deemed to be varied accordingly) on the date on which the Organisation notifies the Department of that contribution under this subclause 6.6.

6.7 The Organisation must undertake such demonstration/communication activities associated with the Activity or the Program as specified in the Schedule.

6.8	The Organisation must include any Organisation’s Contributions or Other Contributions in the Budget in Item 4 of the Schedule.

7.	ASSETS

7.1 The Organisation must not use the Funding to acquire any Asset, apart from those detailed in the Schedule, without getting the Department’s prior written approval. Approval may be given subject to any conditions the Department may impose.

7.2 Unless it is specified in the Schedule or the Commonwealth later agrees that the Commonwealth or a third party owns the Asset then, subject to this clause 7 and the terms of any relevant lease, the Organisation owns any Asset it acquires with the Funding subject to:

Department of the Environment and Water Resources Funding Agreement

(a)	its continued use for the purposes of this Agreement; and

(b)	any requirement to transfer all or any of the Assets if the Organisation is required by the Commonwealth to do so pursuant to this Agreement.

7.3	If the Commonwealth or a third party owns the Asset, or the Asset is leased by the Organisation from a third party, then:

(a)	if the Commonwealth or a third party owns the Asset, subclauses 7.6, 7.9 and 7.10 do not apply;

(b)	if the Asset is leased, the Organisation must ensure that the terms of the lease are consistent with this clause 7 except for subclauses 7.6, 7.7, 7.9 and 7.10.

7.4	During the Activity Period the Organisation must use each Asset inaccordance with this Agreement and for the purposes of the Activity.

7.5	The Organisation must:

(a)	not encumber or dispose of any Asset, or deal with or use any Asset other than in accordance with this clause 7, without the Department’s prior written approval;

(b)	hold all Assets securely and safeguard them against theft, loss, damage, or unauthorised use;

(c)	maintain all Assets in good working order;

(d)
(unless a specific exemption is given by the Department) maintain all appropriate insurances for all Assets to their full replacement value noting the Commonwealth’s interest, if any, in the Asset under this Agreement and provide satisfactory evidence of this on request from the Commonwealth;

(e)	if required by law, maintain registration and licensing of all Assets;

(f)	be fully responsible for, and bear all risks relating to, the use or disposal of all Assets;

(g)	if specified in the Schedule, maintain an Assets register in the form and containing the details as described in the Schedule; and

(h)	as and when requested by the Department, provide copies of the Assets register to the Department.

7.6 If the Organisation sells or otherwise disposes of an Asset during the Term of the Agreement (which must be with the Department’s prior written consent and subject to any conditions the Department may impose) and at the time of the sale or disposal the Asset has not been fully Depreciated the Organisation must pay to the Department or as the Department may direct in writing, within 20 Business Days of the date of the sale or disposal, an amount equal to the proportion of the Undepreciated value of the Asset, that is equivalent to the proportion of the price or cost of the Asset that was funded from the Funding.

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7.7 If any of the Assets are lost, damaged or destroyed, the Organisation must reinstate the Assets including from the proceeds of the insurance and this clause 7 continues to apply to the reinstated Assets. The proportion of any surplus from the proceeds of the insurance, which reflects the proportion of the acquisition cost of the Asset that was met by the Funding, must be notified to the Department and used and accounted for as Activity Generated Income under this Agreement.

7.8 On completion of the Activity Period, completion of the Activity or earlier termination of this Agreement, whichever is the earliest, the Commonwealth may require the Organisation to deal with the Assets as the Department may, at its sole discretion, direct in writing.

7.9 Subject to clause 7.8 if, on completion of the Activity or earlier termination of the Term of this Agreement, an Asset has not been fully Depreciated the Organisation must pay to the Department or as the Department may direct in writing, within 20 Business Days after completion of the Activity or earlier termination of the Term of this Agreement, an amount equal to the proportion of the Undepreciated value of the Asset, that is equivalent to the proportion of the price or cost of the Asset that was funded from the Funding.

7.10 Amounts payable to the Commonwealth under subclauses 7.6 and 7.9 form part of the Funds and are recoverable as such. If the Organisation fails to make payment as required by either subclauses 7.6 or 7.9:

(a)	the Organisation must pay the Commonwealth the Interest on the relevant amount from the date it was due, for the period it remains unpaid; and

(b)
the relevant amount, and Interest owed under this clause, will, without prejudice to any other rights available to the Commonwealth under this Agreement or at law or in equity, be recoverable by the Commonwealth as a debt due to it by the Organisation.

7.11 The Department’s approvals under subclause 7.1 and paragraph 7.5(a) will not be unreasonably withheld. A decision as to whether an approval will be provided will be made within a reasonable time of the request.

7.12	The operation of this clause 7 survives the expiration or earlier termination of the Term of this Agreement.

8.	RECORDS

8.1 The Organisation must keep full and accurate accounts and Records of the conduct of the Activity including, without limitation, the progress against the Milestones, the receipt and use of Funding, the Organisation’s Contributions (if any) and Other Contributions (if any), the acquisition of Assets and the creation of Intellectual Property Rights in Activity Material.

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8.2 Records and accounts maintained under subclause 8.1 must be retained by the Organisation for a period of no less than 7 years after the end of the Activity Period.

8.3	The operation of this clause 8 survives the expiration or earlier termination of the Term of this Agreement.

9.	REPORTING

9.1 The Organisation must provide to the Department periodic written Reports at the times, and containing the information, specified in Item 5 of the Schedule.

9.2	Within 60 Business Days after:

(a) the expiry of the Activity Period, completion of the Activity or any termination of the Term of this Agreement, whichever is the earliest; and

(b)	the completion of each Financial Year in which a payment of Funding is made,

the Organisation must provide the Department with:

(c) audited financial statements of income and expenditure in respect of the Funding, the Organisation’s Contributions (if any) and the Other Contributions (if any) (separately and in the context of the Organisation’s overall financial position), which must include a definitive statement as to whether:

(i)	the financial information for the Activity represents the financial transactions fairly and is based on proper accounts and Records; and

(ii)	the Funding was expended for the Activity and in accordance with the Agreement.

(d) a statement of financial position (assets and liabilities by class), which must include, under assets, the balance of the Organisation’s account referred to in paragraph 5.5(a);

(e)	a statement of how much the Organisation needs to meet current liabilities under legal commitments entered into by it pursuant to this Agreement;

(f)	a copy of a letter to the Organisation from the Approved Auditor, or a report from the Approved Auditor, including:
(i)	specific comment on the adequacy of financial controls being maintained by the Organisation;

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(ii)	specific comment on the Organisation’s financial position as it relates to any issues affecting its ability to repay surplus Funds or complete the Activity with available Funds; and

(iii)	where there are any qualifications or limitations on the audit, an outline of the reason(s) for the qualifications or limitations and the remedial action recommended;

(g)	any other financial information specified in Item 5 of the Schedule.

9.3	Information required to be provided under subclauses 9.1 and 9.2 must be accompanied by a certificate that:

(a)	all Funding received was spent for the purpose of the Activity and in accordance with this Agreement and that the Organisation has complied with this Agreement;

(b)	salaries and allowances paid to persons involved in the Activity are in accordance with any applicable award or agreement in force under any relevant law on industrial or workplace relations;

(c)	unless the Activity Period has expired or the Agreement has been terminated, the unspent portion of the Funds (if any) is available for use within the next Reporting period;

(d)	the financial information is presented in accordance with any other financial Reporting requirements the Department may notify to the Organisation;

(e)	where an Asset has been acquired with the Funds, paragraphs 7.5(d) and (g) (where applicable) have been complied with in respect to the Asset.

9.4 The audit referred to in paragraph 9.2(c), and the certificate referred to in subclause 9.3, must also contain the requirements, if any, described in the Schedule.

9.5 The audit referred to in paragraph 9.2(c) must be carried out by an Approved Auditor and must comply with the Australian Auditing Standards. The financial statements referred to in paragraphs 9.2(c), (d) and (e) must be prepared in accordance with Australian Accounting Standards and must, if requested by the Department, be prepared by a Qualified Accountant, who must also be a person acceptable to the Department.

9.6	The certificate referred to in subclause 9.3 must be provided:
(a) if the Organisation is an incorporated body, by its Chairperson, Chief Executive Officer, Chief Financial Officer or a person authorised by the Organisation to execute documents and legally bind the Organisation by their execution. Satisfactory evidence of the authorisation is to be provided to the Department before certification; [If Funding a state/territory under this Agreement, substitute the following wording in this part (a): “by the Chief Financial Officer of the [insert the relevant state/territory Department]”.)

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(b)             if the Organisation is a partnership, by:

(i)	a majority of the members; or

(ii)
by a person or persons authorised by a majority of the members to act on behalf of the members in accordance with the Organisation’s rules. Satisfactory evidence of the authorisation is to be provided to the Commonwealth before certification;

(c) if the Organisation is a joint venture, the Chief Executive Officer or Chief Financial Officer of each joint venturer must certify the one statement; or

(d)             if the Organisation is an individual, by that individual.

9.7 The Commonwealth may require the establishment of a steering committee whose establishment, membership, role and responsibilities are specified in the Schedule.

9.8	The Organisation agrees to liaise with and report regularly to any steering committee established under subclause 9.7.

9.9	The operation of this clause 9 survives the expiration or earlier termination of the Term of this Agreement.

10 TAXES, DUTIES AND GOVERNMENT CHARGES

10.1 Subject to this clause 10, all taxes, duties and government charges imposed or levied in Australia or overseas in connection with this Agreement must be borne by the Organisation.

10.2	The Organisation warrants that it has an ABN that it has correctly quoted to the Department.

10.3 The Department is registered in accordance with the GST Act and will notify the Organisation of any change in its ABN(s) or GST registration status immediately after it is notified of any change. The Organisation must notify the Department in writing of any change to the Organisation’s ABN or GST registration immediately after it is notified of any change.

10.4 The Funds paid by the Commonwealth under this Agreement include GST for supplies provided by the Organisation to the Commonwealth in accordance with this Agreement that are Taxable Supplies within the meaning of the GST Act.

10.5 The Organisation must give the Department a Tax Invoice in accordance with the GST Act in relation to any Taxable Supply made by the Organisation to the Commonwealth in connection with this Agreement prior to payment of Funds by the Commonwealth.

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10.6	No Party may claim from the other an amount for which the first Party may claim an Input Tax Credit.

10.7 Any refund under subclause 5.8 must be inclusive of GST and must be accompanied by any Adjustment Note required under the GST Act relating to Taxable Supplies for which the Organisation previously issued the Department a Tax Invoice.

10.8	The Organisation should be aware that, generally:

(a)
Funding received by the Organisation is included in the Organisation’s assessable income if it is received in relation to the carrying on of a business, unless the Organisation is specifically exempt from income tax;

(b)	any capital gain on a disposal of an Asset is included in the Organisation’s assessable income, unless the Organisation is specifically exempt from income tax;

(c)
The Organisation may be required, in respect of an employee, to pay fringe benefits tax and make superannuation contributions to a complying superannuation fund or pay the superannuation guarantee charge to the Australian Taxation Office.

11.	AUSTRALIAN GOVERNMENT MATERIAL

11.1 Ownership of all Australian Government Material, including Intellectual Property Rights in that Material, remains vested at all times in the Commonwealth but the Commonwealth grants the Organisation a licence to use, copy and reproduce that Material only for the purposes of this Agreement and in accordance with any conditions or restrictions specified in the Schedule.

11.2 Upon the expiration of the Activity Period or earlier termination of the Term of the Agreement, the Organisation may retain all Australian Government Material remaining in the Organisation’s possession, unless otherwise specified in the Schedule.

11.3	The Organisation must keep safely and maintain Australian Government Material the Organisation has been given for the purposes of this Agreement.

11.4	The operation of this clause 11 survives the expiration or earlier termination of the Term of this Agreement.

12.	INTELLECTUAL PROPERTY

12.1 Subject to this clause 12, as between the Commonwealth and the Organisation (but without affecting the position between the Organisation and a third party) Intellectual Property Rights in Activity Material vest immediately in the Organisation.

12.2
Subject to clause 12.3A, the Organisation grants to the Commonwealth, or will procure a grant to the Commonwealth of, a free, non-exclusive licence to use, reproduce and adapt the Activity Material and Existing Material for internal Commonwealth purposes only.

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12.3 Other than as expressed in clauses 12.2 and 12.3A, this clause 12 does not affect the ownership of any Intellectual Property Rights in any Existing Material, which is specified in the Schedule.

12.3A.
In the event that the Organisation fails to further develop the Activity Material to a point where technology or a product based on the Activity Material or enhancements to the Activity Material is commercially available for use in Australia within 24 months of the end of the Activity Period or such other period as the Commonwealth may allow, unless the Commonwealth indicates in writing that it is satisfied with the level of development reached at the end of that period the Organisation grants to the Commonwealth, or will procure a grant to the Commonwealth of, a permanent, irrevocable, free, world wide, non-exclusive licence (including a right of sub-licence) to use, reproduce, adapt and exploit the Intellectual Property Rights in Activity Material and Existing Material for any Commonwealth purpose.

12.4	The Organisation:

(a)	must, if requested by the Department to do so, bring into existence, sign, execute or otherwise deal with any document which may be necessary or desirable to give effect to this clause 12;

(b)
warrants that it is entitled, or will be entitled at the relevant time, to deal with the Intellectual Property Rights in the Activity Material and the Existing Material in accordance with this clause 12;

(c)	except as expressly provided for in this Agreement, must not deal with the Intellectual Property Rights in the Activity Material during the Term of this Agreement; and

(d)	agrees that it shall not act in a manner inconsistent with the rights granted to it under this clause 12.

12.5 For the purposes of this clause 12, the ‘Specified Acts’ means any of the following classes or types of acts or omissions by or on behalf of the Commonwealth:

(a)	using, reproducing, adapting or exploiting all or any part of the Activity Material, with or without attribution of authorship;

(b)	supplementing the Activity Material with any other Material;

(c)	using the Activity Material in a different context to that originally envisaged;

but does not include false attribution of authorship.

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12.6	The Organisation agrees:

(a)
to obtain from each author of any Activity Material a written consent which extends directly or indirectly to the performance of the Specified Acts by the Commonwealth or any person claiming under or through the Commonwealth (whether occurring before or after the consent is given); and

(b)	upon request, to provide the executed original of any such consent to the Department.

12.7	This clause 12 does not apply to any Australian Government Material incorporated in the Activity Material.

12.8	The operation of this clause 12 survives the expiration or earlier termination of the Term of this Agreement.

13. CONFIDENTIAL INFORMATION

13.1 Subject to clause 13.5, a Party must not, without the prior written consent of the other Party, use or disclose any Confidential Information of the other Party.

13.2 In giving written consent to use or disclose its Confidential Information, a Party may impose such conditions as it thinks fit, and the other Party agrees to comply with these conditions.

13.3	A Party may at any time require the other Party to arrange for:

(a)           the other Party’s employees, officers and volunteers;

(b)           the other Party’s Advisers; or

(c)           any person with a Third Party Interest;

to give a written undertaking in the form of a Deed relating to the use and non-disclosure of the first Party’s Confidential Information.

13.4	If a Party receives a request under clause 13.3, it must promptly arrange for all such undertakings to be given.

13.5	The obligations on a Party under this clause 13 will not be taken to have been breached to the extent that Confidential Information:

(a)	is disclosed by a Party to its Advisers or employees solely in order to comply with obligations, or to exercise rights, under this Agreement;

(b)	is disclosed to a Party’s internal management personnel, solely to enable effective management or auditing of Agreement-related activities;

(c)	is disclosed by the Department to the Department’s Minister;

(d)	is shared by a Party within its organisation, or in the case of the Department with another Commonwealth department or agency, where this serves the Party’s legitimate interests;

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(e)	is disclosed by a Party, in response to a request by a House or a Committee of the Parliament of the Commonwealth of Australia;

(f)	is authorised or required by law to be disclosed;

(g) is disclosed by a Party and is information in a material form in respect of which an interest, whether by licence or otherwise, in the Intellectual Property Rights in relation to that material form, has vested in, or is assigned to, the Party under this Agreement or otherwise, and that disclosure is permitted by that licence or otherwise; or

(h)	is in the public domain otherwise than due to a breach of this clause 13.

13.6	Where a Party discloses Confidential Information to another person:

(a)	pursuant to clauses 13.5 (a), (b) or (d)– the disclosing Party must:

(i)	notify the receiving person that the information is Confidential Information; and

(ii)	not provide the information unless the receiving person agrees to keep the information confidential; or

(b)	pursuant to clauses 13.5 (c) or (e) – the disclosing Party must notify the receiving person that the information is Confidential Information.

13.7 The Parties may agree in writing after the Date of this Agreement that certain additional information is to constitute Confidential Information for the purposes of this Agreement.

13.8 Where the Parties agree in writing after the Date of this Agreement that certain additional information is to constitute Confidential Information for the purposes of this Agreement, that documentation is incorporated into, and becomes part of this Agreement (and the Schedule is deemed to be varied accordingly), on the date by which both Parties have signed that documentation.

13.9	The obligations under this clause 13 continue, notwithstanding the expiry or termination of the Term of this Agreement:

(a)	in relation to an item of information described in the Schedule – for the period set out in the Schedule in respect of that item; and

(b)
in relation to any information which the Parties agree in writing after the Date of this Agreement is to constitute Confidential Information for the purposes of this Agreement – for the period agreed by the Organisation and the Commonwealth in writing in respect of that information.

13.10 Nothing in this clause 13 derogates from any obligation which the Organisation may have either under the Privacy Act, or under this Agreement, in relation to the protection of Personal Information.

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14. PROTECTION OF PERSONAL INFORMATION

14.1 This clause 14 applies only where the Organisation deals with Personal Information when, and for the purpose of, conducting the Activity under this Agreement.

14.2 The Organisation agrees to be treated as a 'contracted service provider' within the meaning of section 6 of the Privacy Act, and agrees in respect to the conduct of the Activity under this Agreement:

(a) to use or disclose Personal Information obtained during the course of conducting the Activity under this Agreement, only for the purposes of this Agreement;

(b) not to do any act or engage in any practice that would breach an Information Privacy Principle (IPP) contained in section 14 of the Privacy Act, which if done or engaged in by an agency, would be a breach of that IPP;

(c)	to carry out and discharge the obligations contained in the IPPs as if the Organisation were an agency under that Act;

(d) to notify individuals whose Personal Information the Organisation holds, that complaints about the Organisation’s acts or practices may be investigated by the Privacy Commissioner who has power to award compensation against the Organisation in appropriate circumstances;

(e) not to use or disclose Personal Information or engage in an act or practice that would breach section 16F (direct marketing), a National Privacy Principle (NPP) (particularly NPPs 7 to 10) or an Approved Privacy Code (APC), where that section, NPP or APC is applicable to the Organisation, unless:

(i)	in the case of section 16F - the use or disclosure is necessary, directly or indirectly, to discharge an obligation under this Agreement; or

(ii)	in the case of an NPP or an APC - the activity or practice is engaged in for the purpose of discharging, directly or indirectly, an obligation under this Agreement;

(f) to disclose in writing to any person who asks, the content of the provisions of this Agreement (if any) that are inconsistent with an NPP or an APC binding a Party to this Agreement;

(g) to immediately notify the Department if the Organisation becomes aware of a breach or possible breach of any of the obligations contained in, or referred to in, this clause 14, whether by the Organisation or any subcontractor;

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(h)	to comply with any directions, guidelines, determinations or recommendations of the Privacy Commissioner to the extent that they are not inconsistent with the requirements of this clause 14; and

(i)
to ensure that any of the Organisation’s employees, officers, Advisers or volunteers who are required to deal with Personal Information for the purposes of this Agreement are made aware of the Organisation’s obligations set out in this clause 14.

14.3 The Organisation agrees to ensure that any subcontract entered into for the purpose of fulfilling the Organisation’s obligations under this Agreement contains provisions to ensure that the subcontractor has the same awareness and obligations as the Organisation has under this clause, including the requirement in relation to subcontracts.

14.4 The Organisation agrees to indemnify the Commonwealth in respect of any loss, liability or expense suffered or incurred by the Commonwealth which arises directly or indirectly from a breach of any of the Organisation’s obligations under this clause 14, or a subcontractor under the subcontract provisions referred to in subclause 14.3.

14.5 In this clause 14, the terms 'agency', 'Approved Privacy Code' (APC), 'Information Privacy Principles' (IPPs), and 'National Privacy Principles' (NPPs) have the same meaning as they have in section 6 of the Privacy Act, and ‘subcontract’ and other grammatical forms of that word has the meaning given in section 95B(4) of the Privacy Act.

14.6	The operation of this clause 14 survives the expiration or earlier termination of the Term of this Agreement.

15. INDEMNITY

15.1	The Organisation indemnifies (and keeps indemnified) the Commonwealth against any:

(a)	loss or liability incurred by the Commonwealth;

(b)	loss of or damage to the Commonwealth’s property; or

(c)
loss or expense incurred by the Commonwealth in dealing with any claim against the Commonwealth, including legal costs and expenses on a solicitor/own client basis and the cost of time spent, resources used, or disbursements paid by the Commonwealth;

arising from:

(d)	any act or omission by the Organisation in connection with this Agreement, where there was fault on the part of the person whose conduct gave rise to that liability, loss, damage, or expense;

(e)	any breach by the Organisation of its obligations or warranties under this Agreement;

(f)	the use of the Assets; or

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(g) the use by the Commonwealth of the Activity Material or Existing Material, including any claims by third parties about the ownership or right to use Intellectual Property Rights in Activity Material or Existing Material.

15.2 The Organisation’s liability to indemnify the Commonwealth under this clause 15 will be reduced proportionally to the extent that any fault on the Commonwealth’s part contributed to the relevant loss, damage, expense, or liability.

15.3 The Commonwealth’s right to be indemnified under this clause 15 is in addition to, and not exclusive of, any other right, power, or remedy provided by law, but the Commonwealth is not entitled to be compensated in excess of the amount of the relevant liability, damage, loss, or expense.

15.4	In this clause 15, “fault” means any negligent or unlawful act or omission or wilful misconduct.

15.5	This operation of this clause 15 survives the expiration or earlier termination of the Term of this Agreement.

16.	INSURANCE

16.1	The Organisation must, for as long as any obligations remain in connection with this Agreement, have insurance as specified in the Schedule.

16.2 Whenever requested, the Organisation must provide the Department, within 10 Business Days of the request, with evidence satisfactory to the Department that the Organisation has complied with its obligation to insure.

16.3 All insurance under this clause 16 and paragraph 7.5(d) is to be taken out with an insurer recognised by the Australian Prudential Regulation Authority or regulated by a State/Territory Auditor-General, and whenever requested, the Organisation must provide the Department with evidence satisfactory to the Department that the Organisation has complied with its obligation to insure.

16.4	The operation of this clause 16 survives the expiration or earlier termination of the Term of this Agreement.

17.	CONFLICT OF INTEREST

17.1 The Organisation warrants that, to the best of its knowledge after making diligent inquiry, at the Date of this Agreement no Conflict exists or is likely to arise in the performance of the Organisation’s obligations under this Agreement.

17.2 Without limiting the operation of this clause 17, the Organisation must, during the Term of this Agreement, ensure that no Conflict arises through the Organisation’s involvement with the parties or programs, if any, specified in the Schedule.

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17.3	If during the Term of this Agreement, a Conflict arises, the Organisation must:

(a)	immediately notify the Department in writing of that Conflict and of the steps the Organisation proposes to take to resolve or otherwise deal with the Conflict;

(b)	make full disclosure to the Department of all relevant information relating to the Conflict; and

(c)	take such steps as the Department may, if it chooses to, reasonably require to resolve or otherwise deal with that Conflict.

17.4 If the Organisation fails to notify the Department under this clause 17, or is unable or unwilling to resolve or deal with the Conflict as required, the Commonwealth may terminate the Term of this Agreement in accordance with clause 21.

18. ACCESS TO PREMISES AND RECORDS

18.1 The Organisation must give the Auditor-General, the Privacy Commissioner and persons authorised by the Commonwealth (referred to in this clause 18 collectively as ‘those permitted’) access to premises at which Records and Material associated with this Agreement are stored or work under the Activity is undertaken at all reasonable times and allow those permitted to inspect and copy Records and Material, in the Organisation’s possession or control, for purposes associated with this Agreement or any review of performance under this Agreement. The Organisation must also give those permitted access to any Assets, wherever they may be located, and reasonable access to the Organisation’s employees, for the same purposes.

18.2	The Organisation must provide all reasonable assistance requested by those permitted when they exercise the rights under subclause 18.1 including:

(a)
making available all information, documentation and data, in any medium, required by the Commonwealth at the Organisation’s registered office or (with the Commonwealth’s consent) the Organisation’s principal place of business or other place, and

(b)
making available the Organisation’s employees, officers, volunteers and Advisors who must provide access to the Organisation’s computer Records and copies of documentation, including computer discs or other forms of electronic data.

18.3	The rights referred to in subclause 18.1 are subject to:

(a)	the provision of reasonable prior notice by those permitted (except where they believe that there is an actual or apprehended breach of the law); and

(b)	the Organisation’s reasonable security procedures.

Department of the Environment and Water Resources Funding Agreement

18.4 The requirement for access as specified in subclause 18.1 does not in any way reduce the Organisation’s responsibility to perform the Organisation’s obligations in accordance with this Agreement.

18.5 The Organisation must ensure that any subcontract entered into for the purpose of this Agreement contains an equivalent clause allowing those permitted to have access as specified in this clause 18.

18.6 This clause 18 applies for the Term of this Agreement and for a period of 7 years from the date of the expiration or earlier termination of the Term of this Agreement.

19. DELAY

19.1	The Organisation must take all reasonable steps to minimise delay in completion of the Activity.

19.2 If the Organisation becomes aware that it will be delayed in progressing or completing the Activity in accordance with this Agreement, the Organisation must immediately notify the Department in writing of the cause and nature of the delay. The Organisation is to detail in the notice the steps it will take to contain the delay.

19.3	On receipt of a notice of delay, the Commonwealth may at its sole option:

(a)	notify the Organisation in writing of a period of extension to complete the Activity and vary this Agreement accordingly;

(b)
notify the Organisation in writing of reduction in the scope of the Activity and any adjustment to the Funds for the Organisation to complete the reduced Activity and vary this Agreement accordingly; or

(c)	terminate this Agreement under clause 21 or take such other steps as are available under this Agreement.

19.4 Unless the Commonwealth takes action under subclause 19.3, the Organisation is required to comply with the time frame for progressing and completing the Activity as set out in this Agreement.

19.5 If the Organisation does not notify the Department of any delay in progressing or completing the Activity in accordance with subclause 19.2 the Commonwealth may, at its sole discretion, terminate this Agreement under clause 21.

20. TERMINATION WITH COSTS

20.1
The Commonwealth may, at any time by written notice to the Organisation, terminate the Term of this Agreement in whole or reduce the scope of this Agreement without prejudice to the rights, liabilities, or obligations of either Party accruing prior to the date of termination. If this Agreement is terminated or reduced in scope the Commonwealth will only be liable for:

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(a)	subject to subclause 20.3, payments under the payment provisions of this Agreement; and

(b)
subject to subclauses 20.4, 20.5 and 20.6, any reasonable costs incurred by the Organisation and directly attributable to the termination of the Term of this Agreement or reduction in scope of the Agreement.

20.2	Upon receipt of a notice of termination or reduction in scope the Organisation must:

(a)	cease or reduce the performance of the Organisation’s obligations under this Agreement in accordance with the notice;

(b)	immediately do everything possible to mitigate all losses, costs, and expenses, arising from the termination or reduction in scope contained in the notice; and

(c)	immediately return to the Commonwealth any Funds in accordance with paragraph 20.3(b); or

(d)	deal with any such Funds as the Commonwealth may direct in writing.

20.3	Where the Commonwealth terminates the Term of this Agreement under subclause 20.1 the Commonwealth:

(a)
will not be obliged to pay to the Organisation any outstanding amount of the Funds except to the extent that those monies have been legally committed for expenditure by the Organisation in accordance with this Agreement and payable by the Organisation as a current liability (written evidence of which will be required) by the date on which the notice of termination given under subclause 20.1 is deemed to be received in accordance with subclause 35.2; and

(b)	will be entitled to recover from the Organisation any part of the Funds which:

(i)
has not been legally committed for expenditure by the Organisation in accordance with this Agreement and payable by the Organisation as a current liability (written evidence of which will be required) by the date on which the notice of termination given under subclause 20.1 is deemed to be received in accordance with subclause 35.2; or

(ii)	has not, in the Commonwealth’s opinion, been expended by the Organisation in accordance with the terms and conditions of this Agreement;

and all such Funds will, without prejudice to any other rights available to the Commonwealth under this Agreement or at law or in equity, be regarded as a debt due to the Commonwealth capable of being recovered as such in any court of competent jurisdiction.

Department of the Environment and Water Resources Funding Agreement

20.4 If there is a reduction in scope of the obligations under this Agreement, the Commonwealth’s liability to pay any part of the Funding will, in the absence of agreement to the contrary, abate proportionately to the reduction in the obligations under this Agreement.

20.5	The Commonwealth’s liability to pay any compensation under or in relation to this clause 20 is subject to:

(a)	the Organisation’s strict compliance with this clause 20; and

(b)	the Organisation’s substantiation of any amount claimed under paragraph 20.1(b).

20.6 The Commonwealth will not be liable to pay compensation for loss of prospective profits for a termination or reduction in scope under this clause 20 or loss of any benefits that would have been conferred on the Organisation had the termination or reduction not occurred.

21. TERMINATION FOR DEFAULT

21.1             If:

(a)
the Organisation fails to fulfil, or is in breach of any of its obligations under this Agreement, and does not rectify the omission or breach within 20 Business Days of receiving a notice in writing from the Department to do so;

(b)
the Organisation is unable to pay all of its debts as and when they become due and payable or the Organisation fails to comply with a statutory demand within the meaning of sections 459E and 459F of the Corporations Act 2001 (Cth);

(c)
proceedings are initiated with a view to obtaining an order for the Organisation’s winding up or any shareholder, member or director convenes a meeting for the purpose of considering or passing of any resolution for the Organisation’s winding up;

(d)
the Organisation has applied to come under, received a notice requiring it to show cause why it should not come under, or has otherwise come under one of the forms of external administration referred to in Chapter 5 of the Corporations Act 2001 (Cth) or equivalent provisions in Incorporated Associations legislation of the States and Territories or Parts IV and V of the Aboriginal Councils and Associations Act 1976 (Cth), or an order has been made for the purpose of placing the Organisation under external administration;

(e)	in relation to this Agreement, the Organisation breaches any law of the Commonwealth, or of a State or Territory;

(f)	the Organisation ceases to carry on business;

(g)
the Department is satisfied that any statement made in the Organisation’s application for Funding is incorrect, incomplete, false or misleading in a way which would have affected the original decision to approve the Funding;

Department of the Environment and Water Resources Funding Agreement

(h)	notice is served on the Organisation or proceedings are taken to cancel the Organisation’s incorporation or registration or to dissolve the Organisation as a legal entity;

(i)	the Organisation is in receipt of Commonwealth funding under any other agreement made with the Commonwealth and breaches that other agreement;

(j)	the Department is not reasonably satisfied that the purposes and activities of the Organisation remain compatible with the Program or Activity;

(k)	the Organisation, by written notice to the Department, withdraws from the Activity; or

(l)	being an individual, the Organisation becomes bankrupt or enters into a scheme of arrangement with creditors;

then, in the case of any one or more of these events, the Commonwealth may immediately terminate the Term of this Agreement by giving written notice to the Organisation of the termination.

21.2	Where the Commonwealth terminates the Term of this Agreement under subclause 21.1, the Commonwealth:

(a)
will not be obliged to pay to the Organisation any outstanding amount of the Funds except to the extent that those monies have been legally committed for expenditure by the Organisation in accordance with this Agreement and are payable by the Organisation as a current liability (written evidence of which will be required) by the date the notice of termination given under subclause 21.1 is deemed to be received in accordance with subclause 35.2; and

(b)	will be entitled to recover from the Organisation any part of the Funds which:

(i)
has not been legally committed for expenditure by the Organisation in accordance with this Agreement and payable by the Organisation as a current liability (written evidence of which will be required) by the date the notice of termination given under subclause 21.1 is deemed to be received in accordance with subclause 35.2; or

(ii)	has not, in the Commonwealth’s opinion, been expended by the Organisation in accordance with the terms and conditions of this Agreement;

Department of the Environment and Water Resources Funding Agreement

21.3
If the Organisation does not repay to the Commonwealth the amount referred to in paragraph 21.2(b) within 10 Business Days of receipt of the notice of termination (or if a different period is stated in the notice of termination, that period) the Organisation must also pay the Commonwealth Interest on the outstanding amount which the Organisation acknowledges represents a reasonable pre-estimate of the loss incurred by the Commonwealth as a result of the loss of investment opportunity for, or the reasonable cost of borrowing other money in place of, the amount which should have been repaid. The amount set out in the notice, and Interest owed under this clause will, without prejudice to any other rights available to the Commonwealth under this Agreement or at law or in equity, be recoverable by the Commonwealth as a debt due to the Commonwealth by the Organisation.

21.4 Subclause 21.2 does not limit or exclude any of the Commonwealth’s other rights, including the right to recover any other amounts from the Organisation on termination of the Term of this Agreement.

22. SUBCONTRACTING

22.1 The Organisation must not, without the Department’s prior written approval, subcontract the performance of any obligations under this Agreement. In giving written approval, the Department may impose such terms and conditions as the Department think fit. Any subcontractor with whom the Organisation proposes to replace an approved subcontractor must also be approved by the Department under this clause 22. The subcontractors the Department has approved at the Date of this Agreement, and any terms and conditions relating to their use, are identified in the Schedule.

22.2 The Organisation is fully responsible for the performance of all of its obligations under this Agreement, even though the Organisation may have subcontracted any of them.

22.3 Despite any approval given by the Department under subclause 22. 1, the Organisation is responsible for ensuring the suitability of a subcontractor for the work proposed to be carried out and for ensuring that such work meets the requirements of this Agreement.

22.4	The Department may revoke its approval of a subcontractor on any reasonable ground.

22.5 Upon receipt of a written notice from the Department revoking its approval of a subcontractor, the Organisation must, as soon as practicable (or as the Department may direct in the notice), cease using that subcontractor to perform any of the Organisation’s obligations unless the Department directs that the subcontractor be replaced immediately, in which case the Organisation must comply with the direction.

22.6 If the Department revokes its approval of a subcontractor, the Organisation remains liable under this Agreement for the past acts or omissions of the Organisation’s subcontractors as if they were current subcontractors.

Department of the Environment and Water Resources Funding Agreement

22.7
The Organisation must, in any subcontract placed with a subcontractor, reserve a right of termination to take account of the Commonwealth’s right of termination under clauses 20 or 21 and the Commonwealth’s right of revocation of approval under subclause 22.4, and the Organisation must, where appropriate, make use of that right in the event of a termination or revocation by the Commonwealth.

22.8 The Organisation must not enter into a subcontract under this Agreement with a subcontractor named by the Director of the Equal Opportunity for Women in the Workplace Agency as an employer currently not complying with the Equal Opportunity for Women in the Workplace Act 1999 (Cth).

23.	ACKNOWLEDGMENT AND PUBLICITY

23.1 The Organisation must obtain the Department’s written approval to each public announcement or publication the Organisation makes that relates to the Activity, the Funding or this Agreement prior to the making of that announcement or publication. In all publications, promotional and advertising materials, public announcements and activities by the Organisation or on the Organisation’s behalf in relation to the Activity, or any products, processes or inventions developed as a result of it, the Organisation must acknowledge the financial and other support it has received from the Australian Government, in the form and containing the information which, if not set out in the Schedule, must be approved by the Department prior to the use of the publication, material, announcement or activity.

23.2 The Department reserves the right to publicise and report on the awarding of Funding to the Organisation. The Department may do this by including in media releases, general announcements about the Funding and in annual reports the Organisation’s name, the amount of the Funds given to the Organisation and the title and a brief description of the Activity.

23.3	Where the Organisation has been provided with Funding to produce any publication, a copy of the publications must be provided to the Department.

23.4 This clause 23 applies for the Term of this Agreement and for a period of 7 years from the date of expiration or earlier termination of the Term of this Agreement.

24.	SPECIFIED PERSONNEL

24.1 The Organisation must ensure that the Specified Personnel, if any, listed in the Schedule undertake activities in respect of the Activity in accordance with the terms of this Agreement.

24.2 Where Specified Personnel are unable to undertake activities in respect of the Activity, the Organisation must notify the Department immediately. The Organisation must, if so requested by the Department, provide replacement personnel acceptable to the Department without additional payment and at the earliest opportunity.

Department of the Environment and Water Resources Funding Agreement

24.3
The Department may give notice on reasonable grounds related to the performance of the Activity requiring the Organisation to remove personnel (including Specified Personnel) from work in respect of the Activity. The Organisation must, at the Organisation’s own cost, promptly arrange for the removal of such personnel from work in respect of the Activity and their replacement with personnel acceptable to the Department.

24.4 If the Organisation is unable to provide acceptable replacement personnel the Commonwealth may terminate this Agreement in accordance with the provisions of clause 21.

25.	COMPLIANCE WITH LAWS AND OUR POLICIES

25.1 The Organisation must, in carrying out its obligations under this Agreement, comply with the provisions of all relevant statutes, regulations, by-laws and requirements of any Commonwealth, State, Territory or Local Authority, including those listed in the Schedule. The Organisation should note that under the Criminal Code Act 1995 (Cth) section 137.1 giving false or misleading information is a serious offence.

25.2 The Organisation must, in carrying out its obligations under this Agreement, comply with any of the Commonwealth’s policies as notified, referred or made available by the Commonwealth to the Organisation in writing (including by reference to an internet site), including those listed in the Schedule.

25.3 The Organisation must, when using the Commonwealth’s premises or facilities, comply with all reasonable directions and procedures relating to occupational health, safety and security in effect at those premises or in regard to those facilities, as notified by the Commonwealth or as might reasonably be inferred from the use to which the premises or facilities are being put.

26.	NEGATION OF LEGAL RELATIONSHIP OF EMPLOYMENT, PARTNERSHIP AND AGENCY

26.1 The Organisation, its employees, officers, volunteers, partners and Advisers will not, by virtue of this Agreement, be or for any purpose be deemed to be the Commonwealth’s legal employees, partners or agents.

26.2 The Organisation must not, and must ensure that its employees, officers, volunteers, partners and Advisers do not, represent the Organisation or themselves as being the Commonwealth’s employees, officers, volunteers, partners or Advisors or as otherwise able to bind or represent the Commonwealth.

27.	ENTIRE AGREEMENT, VARIATION AND SEVERANCE

27.1	This Agreement records the entire agreement between the Parties in relation to its subject matter.

Department of the Environment and Water Resources Funding Agreement

27.2 Except for action the Commonwealth is expressly authorised to take elsewhere in this Agreement, no variation of this Agreement is binding unless it is agreed in writing and signed by the Parties.

27.3 If a court or tribunal says any provision of this Agreement has no effect or interprets a provision to reduce an obligation or right, this does not invalidate any other provision.

28. WAIVER

28.1	If either Party does not exercise (or delays in exercising) any of its rights, that failure or delay does not operate as a waiver of those rights.

28.2	A single or partial exercise by a Party of any of its rights does not prevent the further exercise of any right.

28.3	Waiver of any provision of, or right under, this Agreement:

(a)	must be in writing signed by the Party entitled to the benefit of that provision or right; and

(b)	is effective only to the extent set out in the written waiver.

28.4	In this clause 28, ‘rights’ means rights or remedies provided by this Agreement or at law.

29. ASSIGNMENT AND NOVATION

29.1	The Organisation must not assign its rights under this Agreement without prior written approval from the Department.

29.2 The Organisation agrees not to enter into negotiations with any other person for the purposes of entering into an arrangement that will require novation of this Agreement without first obtaining the prior written approval of the Department.

30. CORPORATE GOVERNANCE

30.1 The Organisation must inform the Department whenever there is a change in its Constitution, structure, management or operations which could reasonably be expected to affect its eligibility for the Funding or have an adverse effect on the Organisation’s ability to comply with its obligations under this Agreement.

31. FUNDING PRECONDITION

31.1	The Organisation agrees that it is a precondition of entitlement to the Funding that the Organisation must:

(a)	have an ABN;

(b)	immediately notify the Department if the Organisation ceases to be registered with an ABN;

Department of the Environment and Water Resources Funding Agreement

(c)	correctly quote its ABN on all documentation it provides to the Commonwealth;

(d)	supply proof of its GST status, if requested by the Department; and

(e)	immediately notify the Department of changes to the Organisation’s GST status.

32. DISPUTE RESOLUTION

32.1 Subject to subclause 32.3, both Parties agree not to commence any legal proceedings in respect of any dispute arising under this Agreement, which cannot be resolved by informal discussion, until the procedure provided by this clause has been utilised.

32.2	Both Parties agree that any dispute arising during the course of this Agreement is dealt with as follows:
(a)	the Party claiming that there is a dispute will send the other a written notice setting out the nature of the dispute;
(b)	the Parties will try to resolve the dispute though direct negotiation by persons who they have given authority to resolve the dispute;
(b)
the Parties have 10 Business Days from the receipt of the notice to reach a resolution or to agree that the dispute is to be submitted to mediation or some alternative dispute resolution procedure; and

(c)	if-

(i)	there is no resolution of the dispute;

(ii)	there is no agreement on submission of the dispute to mediation or some alternative dispute resolution procedure; or

(iii)
there is a submission to mediation or some other form of alternative dispute resolution procedure, but there is no resolution within 15 Business Days of the submission, or such extended time as the Parties may agree in writing before the expiration of the 15 Business Days, then, either Party may commence legal proceedings.

32.3	This clause 32 does not apply to the following circumstances:

(a)	either Party commences legal proceedings for urgent interlocutory relief;

(b)	action by the Commonwealth under or purportedly under clauses 4, 5, 18, 20 or 21;

(c)	an authority of the Commonwealth, a State or Territory is investigating a breach or suspected breach of the law by the Organisation.

Department of the Environment and Water Resources Funding Agreement

32.4 Despite the existence of a dispute, both Parties must (unless requested in writing by the other Party not to do so) continue to perform their respective obligations in accordance with this Agreement.

32.5	The operation of this clause 32 survives the expiration or earlier termination of the Term of this Agreement.

33. APPLICABLE LAW AND JURISDICTION

33.1	The laws of the Australian Capital Territory apply to this Agreement.

33.2 Both Parties agree to submit to the non-exclusive jurisdiction of the courts of the Australian Capital Territory in respect to any dispute under this Agreement.

34. LIAISON AND MONITORING

34.1	The Organisation must:
(a)	liaise with and provide information to the Department as reasonably required by the Department; and

(b)	comply with all the Commonwealth’s reasonable requests, directions, or monitoring requirements.

34.2 The Department may nominate, from time to time, a person within the Department who has authority to liaise with the Organisation, receive and sign notices and written communications for the Commonwealth under this Agreement and give any request or direction in relation to the Activity.

34.3 The Organisation may nominate, from time to time, a person who has authority to liaise with the Department, receive and sign notices and written communications for the Organisation under this Agreement and accept any request or direction in relation to the Activity.

34.4	At the Date of this Agreement, the persons referred to in subclauses 34.2 and 34.3 are the persons specified in Item 16 of the Schedule.

35. NOTICES

35.1	A Party giving notice or notifying under this Agreement must do so in writing or by electronic mail or facsimile transmission:

(a)	directed to the recipient's address, as varied by any notice; and

(b)
hand delivered or sent by pre-paid post or transmitted by electronic mail or facsimile transmission (‘electronically’) to that address. If a notice is sent electronically a copy is also to be sent to the addressee by pre-paid post.

The Parties' address details as at the Date of this Agreement are specified in the Schedule.

35.2	A notice given in accordance with subclause 35.1 is taken to be received:

Department of the Environment and Water Resources Funding Agreement

(a)	if hand delivered, on delivery;

(b)	if sent by pre-paid post, 5 Business Days after the date of posting unless it has been received earlier; or

(c)	if transmitted electronically, upon actual receipt by the addressee.

36. COMPLIANCE WITH THE NATIONAL CODE OF PRACTICE FOR THE CONSTRUCTION INDUSTRY

36.1             In this clause:

(a) ‘the Activity Parties’ means all contractors, subcontractors, suppliers, consultants and employees and their Related Entities who perform work or provide services in relation to the Activity;

(b) ‘the Code’ means the National Code of Practice for the Construction Industry. A copy of the Code appears on the Internet at www.workplace.gov.au/building;

(c) ‘the Implementation Guidelines’ means the Australian Government Implementation Guidelines for the National Code of Practice for the Construction Industry dated June 2006 and published by the Department of Employment and Workplace Relations. A copy of those Implementation Guidelines appears on the Internet at www.workplace.gov.au/building;

(d) ‘Model Contract Clauses’ means the model contract clauses issued by the Department of Employment and Workplace Relations and contained in Part 6 of the document located at http://www.workplace.gov.au/workplace/Category/PolicyReviews/ BuildingConstruction/GuidelinesFromNov2005/TenderandContrac tDocumentation.htm;

(e) ‘Model Tender Documents’ means the documents issued by the Department of Employment and Workplace Relations and contained in Parts 2 to 5 (inclusive) of the document located at http://www.workplace.gov.au/workplace/Category/PolicyReviews/ BuildingConstruction/GuidelinesFromNov2005/TenderandContrac tDocumentation.htm; and

(f) ‘Related Entities’ has the meaning given to that term in the Implementation Guidelines.

36.2	The Organisation must comply, and ensure that the Activity Parties comply, with the Code and the Implementation Guidelines where the Activity involves construction and building activity and either:

(a)	the value of the total Australian Government contribution (including the Funding) to the Activity is at least $5 million and at least 50% of the total value of the Activity; or

(b)	the Australian Government contribution (including the Funding) to the Activity is $10 million or more.

Department of the Environment and Water Resources Funding Agreement

36.3	The Organisation must ensure that:

(a)
all requests for tender or other bid documentation in relation to the Activity made by it or any of the Activity Parties contain the commitment to comply with the Code and the Implementation Guidelines as set out in the Model Tender Documents (but noting that all references to the “Industry Guidelines” in those tender documents should be changed to references to the “Implementation Guidelines” unless a reference to the “Industry Guidelines” immediately proceeds a reference to the “Implementation Guidelines”, in which case that particular reference to the “Industry Guidelines” should be deleted); and

(b)
all contracts entered into in relation to the Activity by it or any of the Activity Parties contain the commitment to comply with the Code and the Implementation Guidelines as set out in the Model Contract Clauses (but noting that all references to the “Industry Guidelines” in the Model Contract Clauses should be changed to references to the “Implementation Guidelines” unless a reference to the “Industry Guidelines” immediately proceeds a reference to the “Implementation Guidelines”, in which case that particular reference to the “Industry Guidelines” should be deleted).

36.4
The Organisation shall maintain adequate Records of its, and each Activity Party’s, compliance with the Code and the Implementation Guidelines. The Organisation shall permit, and require the Activity Parties to permit, the Commonwealth and those authorised by the Commonwealth, including a person occupying a position in the Office of the Australian Building and Construction Commissioner, full access to its or the relevant Activity Party’s (as the case may be) premises and records to:

(a)	inspect any work, material, machinery, appliance, article or facility;

(b)	inspect and copy any record relevant to the Activity or works that are the subject of this Agreement;

(c)	interview any person; or

(d)	request a party to this Agreement to produce a specified document within a specified period, being not less than 14 days, in person, by fax or by post,

as is necessary to allow validation of the Organisation’s or the Activity Party’s (as the case may be) progress in complying with the Code and Implementation Guidelines.

36.5 The Commonwealth and those authorised by it may publish or otherwise disclose information in relation to compliance by the Organisation and the Activity Parties with the Code and the Implementation Guidelines. The Organisation must obtain the consent of the Activity Parties to the publication or disclosure of information under this clause.

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36.6 The Organisation must not appoint an Activity Party if that appointment would constitute a breach of a sanction imposed by the Code Monitoring Group (as that term is defined in the Implementation Guidelines) for failure to comply with the Code.

36.7
Compliance with the Code and the Implementation Guidelines shall not relieve the Organisation from its responsibility to perform its obligations under this Agreement, or from any liability for any defect in the performance of the Activity arising from compliance with the Code or Implementation Guidelines.

37. REVIEW

37.1	The Organisation agrees to:

(a)	provide all reasonable assistance required by the Commonwealth;

(b)	respond to all the Commonwealth’s reasonable requests; and

(c)	provide any information the Commonwealth reasonably requires; in relation to conducting a review and final evaluation of the Program.

37.2	The operation of this clause 37 survives the expiration or earlier termination of the Term of this Agreement.

38. ANIMAL ETHICS

38.1
Where the Activity involves the use and care of living non-human vertebrate animals or tissue for scientific purposes, the Organisation must obtain review of and approval for such scientific purposes from a recognised animal ethics committee operating under the Australian Code of Practice for the Care and Use of Animals for Scientific Purposes.

38.2	The Organisation agrees to provide the Department with a certificate of compliance with the appropriate guidelines prior to the commencement of any such scientific activities.

38.3 The Department reserves the right to terminate this Agreement in accordance with clause 21 should the certificate referred to in clause 3 8.2 not be properly provided.

38.4
The Organisation agrees to comply with any legislation, regulations, guidelines and/or codes of practice relating to animal welfare in force in the States or Territories where the Activity is to be carried out.

Department of the Environment and Water Resources Funding Agreement

SCHEDULE

SCHEDULE

TERM, PROGRAM AND ACTIVITY (Recital A, subclauses 1.1, 2.1, 5.1 and 6.7)

TERM

1.1 The Activity Period commences on the Date of this Agreement and ends on 31 May, 2010.
1.2 The Completion Date is 30 July , 2010.

PROGRAM

1.3 The Advanced Electricity Storage Technologies (AEST) program objective is to maximise the value of renewable energy from intermittent electricity generation through the development and application of energy storage technologies for on-grid megawatt size storage for large renewable energy systems, on-grid kilowatt size storage for household photovoltaic electricity systems and remote area power supplies and other renewable electricity applications.

ACTIVITY

1.4 In conducting the Activity, the Organisation must perform the work and achieve the Milestones (including those relating to the provision of Reports) specified in this item 1 of the Schedule.

1.5 ZBB Technologies Ltd is committed to helping achieve the AEST program objectives through its conduct of the Project Activities contained in their AEST Final Application dated 24 November 2006 and attached to this agreement at Annexure “A”.

1.6 The principal outcome of this project will be to demonstrate a re-engineered 500 kilowatt-hour (kWh) utility storage battery for use with renewable energy provided by a 120 kW photovoltaic (PV) system and three 20 kW wind turbines on site at CSIRO Energy Centre in Newcastle. The stored electricity will be used to provide supplementary power to the building or exported to the grid. CSIRO has an excellent energy management system in place to monitor and control the operation.

Department of the Environment and Water Resources Funding Agreement

FUNDING AND PAYMENT (subclauses 1.1 and 4.1 and clause 5)

FUNDING

2.1 The total funding for the Activity is $3,368,440 which represents $3,062,218 the amount of Funding to be provided by the Commonwealth for the Activity, and $306,222 being the total GST payable in accordance with clause 4.

2.2	The Funding will be paid at the times and in the manner specified in the following table:

Table 1

Payment No & Date	Milestone activity	Amount	GST	Total

1 - May 2007	Signing of Agreement – Milestone 1	100,000	10,000	110,000

2 - 31 August 20007	Progress Report 1 - Completion of Milestone 1 to the satisfaction of the Commonwealth.	250,000	25,000	275,000

3 - 30 November 2007	Progress Report 2 - Completion of Milestone 2 to the satisfaction of the Commonwealth.	230,000	23,000	253,000

4 - 29 February 2008	Progress Report 3 - Completion of Milestone 3 to the satisfaction of the Commonwealth.	500,000	50,000	550,000

5 - 31 May 2008	Progress Report 4- Completion of Milestone 4 to the satisfaction of the Commonwealth.	500,000	50,000	550,000

6 - 30 November 2008	Progress Report 5 - Completion of Milestone 5 to the satisfaction of the Commonwealth.	500,000	50,000	550,000

7 - 31 May 2009	Progress Report 6 - Completion of Milestone 6 to the satisfaction of the Commonwealth.	700,000	70,000	770,000

8 - 30 November 2009	Progress Report 7 - Completion of Milestone 7 to the satisfaction of the Commonwealth.	100,000	10,000	110,000

9 - 31 May 2010	Final Report - Completion of Milestone 9 to the satisfaction of the Commonwealth. Final report accepted by AGO. Final acquittal report submitted. Public information report printed and distributed.	182,218	18,222	200,440

	TOTAL	3,062,218	306,222	3,368,440

2.3 Any payment in accordance with Item 2.2 is subject to:

(a) the Organisation’s compliance with the Reporting requirements falling up to and on the date the payment is due (see Item 5);

Department of the Environment and Water Resources Funding Agreement

(b)	where the Organisation makes a Taxable Supply under this Agreement, the Organisation providing the Commonwealth with a Tax Invoice in accordance with subclause 10.5; and

(c)	the Organisation demonstrating that the Funds already provided to the Organisation have been fully spent or will be fully spent in the near future.

ORGANISATION’S CONTRIBUTIONS AND OTHER
CONTRIBUTIONS (subclause 1.1 and clause 6)

ORGANISATION’S CONTRIBUTIONS

3.1 The Organisation’s Contributions are specified in the following table.

Table 2

Contribution No & Date	Organisation’s Contribution	Amount	GST	Total

1. Initial 31 May 2007	Signing of Agreement – Milestone 1	nil		nil

2. Progress 31 August 20007	Progress Report 1 - Completion of Milestone 1 to the satisfaction of the Commonwealth.	135,000	13,500	148,500

3. Progress 30 November 2007	Progress Report 2 - Completion of Milestone 2 to the satisfaction of the Commonwealth.	135,000	13,500	148,500

4 Progress 29 February 2008	Progress Report 3 - Completion of Milestone 3 to the satisfaction of the Commonwealth.	155,000	15,500	170,500

5. Progress 31 May 2008	Progress Report 4- Completion of Milestone 4 to the satisfaction of the Commonwealth.	360,000	36,000	396,000

6. Progress 30 Nov 2008	Progress Report 5 - Completion of Milestone 5 to the satisfaction of the Commonwealth.	500,000	50,000	550,000

7. Progress 31 May 2009	Progress Report 6 - Completion of Milestone 6 to the satisfaction of the Commonwealth.	500,000	50,000	550,000

8. Progress 30 November 2009	Progress Report 7 - Completion of Milestone 7 to the satisfaction of the Commonwealth.	500,000	50,000	550,000

9. Final 31 May 2010	Final Report - Completion of Milestone 8 to the satisfaction of the Commonwealth. Final report accepted by AGO. Final acquittal report submitted. Public information report printed and distributed.	545,216	54,522	599,738

	TOTAL	2,830,216	283,022	3,113,238

Department of the Environment and Water Resources Funding Agreement

OTHER CONTRIBUTIONS

3.2 The Other Contributions are specified in the following table of this Item 3.2 of the Schedule.

Not Applicable

3.3 Any Organisation’s Contributions or Other Contributions must be shown in the Budget in Item 4 of this Schedule.

4.         BUDGET (subclause 1.1)

4.1 For the Financial Years of the Activity (ending June 30 each year), the Budget for the Activity is set out below:

Table 4

Eligible Costs	Budget Expenditure by financial year (GST exclusive)
Summary	2006-07	2007-08	2008-09	2009-10	GST	Total

Salary and Wages	63,292	878,677	918,400	865,415		2,725,784

Contractors	22,500	303,750	270,000	103,750	70,000	770,000

Plant and Equipment	59,756	784,238	560,906	129,750	153,465	1,688,115

IP Protection	2,100	25,200	25,200	31,500	8,400	92,400

Other	3,750	82,500	112,250	69,500	26,800	294,800

Approved Research	17,500	213,750	207,500	141,250	58,000	638,000

Total	168,898	2,288,115	2,094,256	1,341,165	316,665	6,209,099

4.2 The Organisation shall provide a detailed draft budget for each Financial Year of the Activity Period (other than those covered by the Budgets already included in this Item 4 of the Schedule) for the consideration and acceptance of the Department two (2) months prior to the beginning of that Financial Year.

4.3 Payment of Funds for these years is subject to the terms of this Agreement and acceptance by the Department of the draft budget for the Financial Year.

4.4 If the Department accepts a draft budget it will become the Budget for the relevant Financial Year of the Activity Period and be deemed to be incorporated into this Item 4 of the Schedule as at the date the Department notifies the Organisation that the draft budget is approved.

5.         REPORTS (subclauses 1.1 and clause 9)

5.1 The Organisation must provide the Reports, in the form and manner, specified in this Item 5 to the Department.

Department of the Environment and Water Resources Funding Agreement

5.2 Two (2) copies of all progress Reports and the Final Report (one signed original and one electronic copy in MS-Word or PDF format) must be provided to the Department.

5.3 In addition, the Organisation must provide the financial Reports, at the times and in the manner, specified in clause 9.

PROGRESS REPORTS

5.4 The Progress Reports are due by the listed dates in the Milestone Schedule in table 1 and should detail the Organisation’s performance of the Project Activities covered by the Milestone.

5.5 Key technical and economic performance indicators and target data will be collected to comply with Sandia Laboratories guidelines for monitoring and reporting of energy storage demonstrations. In addition to the Data Management Considerations and reporting requirements contained in the Final Application, the Sandia guidelines require, at a minimum, that the following system parameters are collected at each demonstration site on a daily basis:

•	events that result in a change of system operational mode;
•	system availability for preceding 24-hour period;
•	demonstrations system response times to changes in operating conditions;
•	energy and power into and out of the storage demonstration system, for each AC phase in the system;
•	system load;
•	system duty cycle;
•	system failures/problems; and
•	electrical performance of the power conditioning system, energy in and out.

Data collection will cover all aspects of storage device operations, such as:
•	energy in/out on at least an hourly basis, correlated with renewable energy generation;
•	stack voltages and other operation parameters;
•	electrolyte temperature on at least an hourly basis;
•	battery state-of-charge;
•	power conditioning system operation (temperature, losses, power quality); and
•	ambient and battery temperature.

Where the projects is an off grid of energy storage system, a key measurable indicator of the project will the reduction in the consumption of diesel or petrol used for power generation.

5.6 Each Progress Report must include, but need not be limited to, the following information for the reporting period:
•	The name of the Organisation;
•	The full Activity title;
•	The amount of Funds and the total cost/value of the Activity;
•	The part of the Activity Period to which the Report relates;

Department of the Environment and Water Resources Funding Agreement

•	A description and analysis of the progress of the Activity to date, including the Objectives achieved during the period to which the Report relates;
•	A clear summary of the work undertaken in the period to which the Report relates and an analysis of the effectiveness of this work;
•	Identification of the Milestones and timeframes (and any performance indicators) met during the period to which the Report relates;
•
A statement as to whether the timeframes for the Activity are being met and an explanation of any delays that have occurred, including the reasons for those delays and the action the Organisation proposes to take to address the delay and the expected effects (if any) the delay will have on the Activity (including subsequent Milestones and the overall completion of the Activity);

•
A statement as to whether the Activity is proceeding within Budget, and if it is not, an explanation of why the Budget is not being met and the action the Organisation proposes to take to address this;

•	A statement of the balance of the Organisation’s account referred to in paragraph 5.5(a);
•	An income and expenditure statement for the Funds to date (and as compared with the Budget);
•	A schedule of the Assets acquired for the Activity as compared with the Budget; and
•
a list, and amounts, of debtors and creditors (if the financial statements are prepared on a cash basis) or the amount of accruals and pre-payments (if the financial statements are prepared on an accrual basis);

•	a statement of how much the Organisation needs to meet current liabilities under legal commitments entered into by it pursuant to this Agreement; and
•	a statement regarding the use of the Activity Generated Income if requested by the Department.

FINAL REPORT

5.7 The Final Report is due within 60 of Business Days of the end of the Activity Period (specified in Item 1), completion of the Activity or termination of this Agreement, whichever is the earliest.

5.8              The Final Report must be a stand-alone document that can be used for public information dissemination purposes on the operation, mechanisms and processes employed by the Organisation to perform the Activity and achieve its Objectives.

5.9 The Final Report must cover the entire Activity Period and describe the benefits and outcomes of the Activity as a whole (including a summary of the major activities undertaken by the Organisation, an outline of any demonstration/communication activities undertaken as specified in Item 1 of the Schedule) against the following criteria:

1.	The Outcomes/Objectives: The degree to which the Activity has achieved the Objectives (discuss each separately).

2.	Appropriateness: The appropriateness of the approaches used in the development and implementation of the Activity.

Department of the Environment and Water Resources Funding Agreement

3.	Efectiveness: The degree to which the Activity has effectively met its stated objectives.

4.	Transferability: The degree to which the approach used to establish, implement and administer the operations of the Activity could be applied to other regions.

5.10 The Organisation must also include in the final Report a discussion of any other matters, relating to the evaluation of the Activity, which the Department specifies to be included in the final Report. Any such requirement will be notified to the Organisation at least 30 days before the final Report is due.

5.11 The final Report must also present the full financial accounts of the Activity (including Funding, Organisation’s Contributions and Other Contributions). The financial accounts should be accompanied by certification that all Funds received were spent for the purpose of the Activity and in accordance with the Agreement. The certification must be in accordance with subclause 9.6.

OTHER REPORTS

5.12 Throughout the Activity Period, the Organisation must also provide adhoc Reports to the Department concerning:

(a)           any significant developments concerning the Activity; and

(b)           any significant delays or difficulties encountered in performing the Activity in accordance with the Agreement.

(c)           any technical data regarding the performance of equipment or activities in a type and form specified by the Department.

6.            ASSETS (subclause 1.1 and clause 7)

ASSET REGISTER

6.1          The Organisation must for the duration of the Activity Period maintain an Asset register in the following form and containing the following information.

Asset number	Description of Asset	Purchase price or total lease cost	Date of purchase or lease	Term of lease	Location of Asset	Method of and Date on which the Asset was disposed of or written-off

Department of the Environment and Water Resources Funding Agreement

7. AUSTRALIAN GOVERNMENT MATERIAL (subclauses 11.1 to 11.3)

Not Applicable

8. INTELLECTUAL PROPERTY (subclause 1.1 and clause 12)

Description of Current Patented Technology/Process	Number of patents and patent applications
Battery Circulation System with improved fourway valve	1
Carbon Coating for an Electrode	1
Compact Energy Storage System	3
Component Design	1
Composite End Block for a Battery	1
Electrolytic Storage Battery	1
End Block Constructions for Batteries	1
Friction Welded Battery Component	1
Method of Electrode Reconditioning	3
Method of Joining Bipolar Battery Frames	1
Spill and Leak Containment System for zinc bromine battery	1
Terminal Electrode	1
Zinc bromine Battery with NonFlowing Electrolyte	4
Total	20

9.            CONFIDENTIAL INFORMATION (subclause 1.1 and clause 13)

COMMONWEALTH CONFIDENTIAL INFORMATION

9.1            The Commonwealth’s Confidential Information is:

Not Applicable

ORGANISATION’S CONFIDENTIAL INFORMATION

9.2            The Organisation’s Confidential Information is:

Agreement Provisions/Schedule/Annexures

Not Applicable Agreement-related material

Not Applicable

10 INSURANCE (subclause 16.1)

1.	Workers compensation insurance as required by law where the Organisation carries out activities under this Agreement;

Department of the Environment and Water Resources Funding Agreement

2.
Public liability insurance to the value of at least $10 million per claim, or occurrence giving rise to a claim, in respect to activities undertaken under this Agreement, where occurrence means either a single occurrence or a series of occurrences if these are linked or occur in connection with one another from one original cause, as the case may be;

3.	Insurance over any Asset acquired pursuant to clause 7 of this Agreement for its full replacement value;

4.	Professional indemnity insurance for an amount of not less than $1,000,000 (one million dollars).

11.CONFLICT OF INTEREST (subclause 17.2)

Not Applicable

12. SUBCONTRACTORS (subclause 22.1)

12.1 CSIRO Energy Technology,
CSIRO Energy Centre
10 Murray Dwyer Circuit,
Steel River Industrial Park
Mayfield West NSW 2304

Proposed Project Role: Battery host, integration and use of battery, operational strategy development.

13. ACKNOWLEDGMENT AND PUBLICITY (subclause 23.1)

13.1 The Organisation must acknowledge the provision of the Funding by the Australian Government in the following way: In all written material the statement "This project received funding from the Australian Government through the Department of the Environment and Water Resources, Australian Greenhouse Office, under the Advanced Electricity Storage Technologies Programme." or an alternative statement approved by the Department acknowledging the funding, must be used in a prominent position within the text of the material. On all signage where the Organisations logo appears, in relation to the project, it shall be accompanied by the logo of the Australian Government coat of arms, Department of the Environment and Water Resources, Australian Greenhouse Office in a form provided by the Department.

14.SPECIFIED PERSONNEL (subclauses 1.1 and 24.1)

14.1 The following personnel must complete the following part(s) of the Activity:

Robert Parry, Chief Executive Officer - Marketing, Human Resources and Finance
Mr Bjorn Jonshagen, Project Manager/Principal Engineer – Innovation. Dr Touma Issa, Principal Research Chemist

Department of the Environment and Water Resources Funding Agreement

15.COMPLIANCE WITH LAWS AND POLICIES (subclauses 25.1 and 25.2)

15.1 The Organisation must comply with the following laws in carrying out the Activity:

•       Equal Opportunity for Women in the Workplace Act 1999;
•       Racial Discrimination Act 1984;
•       Sex Discrimination Act 1984;
•       Disability Discrimination Act 1992;
•       Crimes Act 1914; and
•       Criminal Code Act 1995.

15.2 The Organisation must comply with the following policies in carrying out the Activity:

Not Applicable

16.CONTACT and NOTICES (subclause 34.4 and subclause 35.1)

16.1 The Department’s contact and notice details are as follows:
Mr John Russell
AEST Program Manager GPO Box 787
CANBERRA ACT 2601
Phone:	02 6274 1139
Fax:	02 6274 1920
E-mail:	john.russell@deh.gov.au

16.2 The Organisation’s contact and notice details are as follows:
Name:	Mr Bjorn Jonshagen
Position:	Project Manager/Principal Engineer – Innovation.
Address:	240 Barrington Street, Bibra Lake WA, 6163
Phone:	08 9494 2055 Mobile: 0419 902 138
Fax:	08 9494 2066 Email: bjorn@zbbenergy.

Department of the Environment and Water Resources Funding Agreement

EXECUTION CLAUSES
THIS AGREEMENT is made on the ____________ day of June 2007.
Executed by the Parties as an Agreement.

SIGNED for and on behalf of the
COMMONWEALTH OF AUSTRALIA
represented by the Department of the
Environment and Water Resources,
ABN 34 190 894 983 by Tas Sakellaris,
Assistant Secretary, Energy Futures
Branch	sign here in the presence of:

print name of witness	witness sign here

SIGNED on behalf of

ZBB Technologies Ltd

ABN 57 008 958 254, a company registered under the Corporations Act 2001 and having its registered office at 240 Barrington Street Bibra Lake WA 6163.pursuant to section 127(1) of the Corporations Act 2001 (Cth) by:

Director
sign here

Name of Director
please print

Director/Secretary
sign here

Name of Director/Secretary
Please print

Department of the Environment and Water Resources Funding Agreement

Variation of Funding Agreement

DEED OF AGREEMENT

THIS DEED OF AGREEMENT (“the Deed”) is made this             day of June 2007.

BETWEEN

THE COMMONWEALTH OF AUSTRALIA (“the Commonwealth”) of the first part

AND

ZBB Technologies Ltd, ABN 57 008 958 254, of the second part.

RECITALS:

A.	The Commonwealth and the Funding Recipient entered into an agreement dated 21 June 2007 relating to funding for the Advanced Electricity Storage Technologies programme.
B.	The Commonwealth and the Funding Recipient wish to vary the agreement, referred to in Recital A, as set out below.

THE PARTIES AGREE AND DECLARE AS FOLLOWS:

1.           INTERPRETATION

1.1	“Principal Agreement” means the agreement between the Commonwealth and the Funding Recipient dated 21 June 2007.

1.2	The Principal Agreement shall be read and construed as one with this Deed and shall continue to be in force except as varied by this Deed.

1.3	Unless the contrary intention appears in this Deed, an expression used in this Deed is taken to have the same meaning as it has in the Principal Agreement.

2.           VARIATIONS

2.1           The Principal Agreement is hereby varied by:
a) deleting “Table 1” in clause 2.2 of the Schedule and substituting
“Table 1 - Variation 1 - 26 June 2007” and marked as Annexure A to this Deed.

3.           ENTIRE AGREEMENT

3.1	The Principal Agreement, as varied by this Deed, comprises the entire agreement between the parties.

Department of the Environment and Water Resources Funding Agreement

EXECUTION

Executed by the parties as a Deed on the date written above.

SIGNED for and on behalf of the
COMMONWEALTH OF AUSTRALIA represented by the Department of the Environment and Water Resources, ABN 34 190 894 983 by Tas Sakellaris, Acting Assistant Secretary, Energy Futures Branch

in the presence of:

sign here

print name of witness	witness sign here

SIGNED on behalf of ZBB
Technologies Ltd ABN 57 008 958 254, a company registered under the
Corporations Act 2001 and having its registered office at 240 Barrington Street Bibra Lake WA 6163.pursuant to section 127(1) of the Corporations Act 2001 (Cth) by:

Director
sign here

Name of Director
please print

print name of witness	sign here

Department of the Environment and Water Resources Funding Agreement

ANNEXURE A

Table 1 - Variation 1 - 26 June 2007

Payment No & Date	Milestone activity	Amount	GST	Total

1– 29 June 2007	Signing of Agreement – Milestone 1	250,000	25,000	275,000

2 - 31 October 2007	Progress Report 1 - Completion of Milestone 1 to the satisfaction of the Commonwealth.	100,000	10,000	110,000

3 – 31 January 2008	Progress Report 2 - Completion of Milestone 2 to the satisfaction of the Commonwealth.	230,000	23,000	253,000

4 – 30 April 2008	Progress Report 3 - Completion of Milestone 3 to the satisfaction of the Commonwealth.	500,000	50,000	550,000

5 - 30 June 2008	Progress Report 4- Completion of Milestone 4 to the satisfaction of the Commonwealth.	500,000	50,000	550,000

6 - 31 January 2009	Progress Report 5 - Completion of Milestone 5 to the satisfaction of the Commonwealth.	500,000	50,000	550,000

7 – 30 June 2009	Progress Report 6 - Completion of Milestone 6 to the satisfaction of the Commonwealth.	700,000	70,000	770,000

8 - 31 January 2010	Progress Report 7 - Completion of Milestone 7 to the satisfaction of the Commonwealth.	100,000	10,000	110,000

9 – 15 June 2010	Final Report - Completion of Milestone 9 to the satisfaction of the Commonwealth. Final report accepted by AGO. Final acquittal report submitted. Public information report printed and distributed.	182,218	18,222	200,440

	TOTAL	3,062,218	306,222	3,368,440

Department of the Environment and Water Resources Funding Agreement